UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-36418

Moelis & Company

(Exact name of registrant as specified in its charter)

Delaware	**46-4500216**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
399 Park Avenue, 4th Floor, New York NY	**10022**
(Address of principal executive offices)	(Zip Code)

(212) 883-3800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock	MC	New York Stock Exchange (NYSE)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and nonvoting common equity held by non-affiliates of the Registrant as of June 30, 2025 was $4,580 million.

As of February 12, 2026, there were 73,435,377 shares of Class A common stock, par value $0.01 per share, and 4,191,326 shares of Class B common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2026 annual meeting of stockholders are incorporated by reference in Part III of this Form 10-K.

Auditor Firm Id: 34	Auditor Name: Deloitte & Touche LLP	Auditor Location: New York, NY

TABLE OF CONTENTS

When we use the terms "Company," "we," "our," or "us," we mean Moelis & Company, a Delaware corporation (incorporated in January 2014), and its consolidated subsidiaries. References to the "IPO" refer to our initial public offering in April 2014 where Moelis Asset Management LP reorganized its business in connection with the offering of 7,475,000 shares of Moelis & Company Class A common stock. Following the reorganization, the advisory business is now held under Moelis & Company Group LP ("Group LP"), a Delaware limited partnership, and Group LP is controlled by Moelis & Company.

SPECIAL NOTE REGARDING FORWARD‑LOOKING STATEMENTS

This Form 10‑K contains forward‑looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward‑looking statements by the use of words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "intend," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These forward‑looking statements, which are subject to risks, uncertainties, and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward‑looking statements. In particular, you should consider the numerous risks outlined in Item 1A.

Although we believe the expectations reflected in the forward‑looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward‑looking statements. You should not rely upon forward‑looking statements as a prediction of future events. We are under no duty to and we do not undertake any obligation to update or review any of these forward‑looking statements after the date of this filing to conform our prior statements to actual results or revised expectations whether as a result of new information, future developments or otherwise.

Item 1. Business

Overview

Moelis & Company is a leading global independent investment bank that provides innovative strategic and financial advice and solutions to a diverse client base, including corporations, financial sponsors, governments and sovereign wealth funds. We assist our clients in achieving their strategic goals by offering comprehensive, globally integrated financial advisory services across all major industry sectors. Our team of experienced professionals advises clients on their most critical decisions, including mergers and acquisitions ("M&A"), recapitalizations and restructurings, capital markets transactions and other corporate finance matters.

Moelis & Company was founded in 2007 by veteran investment bankers to create a global independent investment bank that offers multi-disciplinary solutions and exceptional transaction execution combined with the highest standard of confidentiality and discretion. We create lasting client relationships by providing focused, innovative advice through a highly collaborative and global approach. Our compensation model fosters our holistic approach to clients by emphasizing quality of advice and is not a commission-based structure where employees are compensated on a defined percentage of the revenues they generate. We believe our discretionary approach to compensation leads to exceptional advice, strong client impact and enhanced internal collaboration.

We have achieved rapid growth by hiring high‑caliber professionals, expanding the scope of our advisory services, increasing the breadth of our geographic and sector coverage, developing new client relationships and cultivating our professionals through training and mentoring. Today we serve our clients with 1,416 employees, including 1,014 advisory professionals and 178 Managing Directors as of February 4, 2026, based in over 20 locations around the world. We have demonstrated strong performance, achieving a total stock return since our IPO of approximately 506% as of December 31, 2025, and have advised on over $5.5 trillion of transactions since inception.

Our Advisory Offering

We offer holistic advisory solutions to clients by integrating our bankers' deep industry knowledge and broad corporate finance experience with our global capabilities. With over 20 locations in North and South America, Europe, the Middle East, Asia and Australia, we combine local and regional expertise with international market knowledge to provide highly integrated information flow and strong cross‑border capabilities. Our global footprint allows us to effectively advise clients in their local markets while providing valuable global insights.

We combine our global capabilities with expertise in all major industries including Technology; Industrials; Healthcare; Energy; Power & Utilities; Infrastructure; Clean Technology; Consumer & Retail; Business Services; Financial Institutions; Media, Sports & Entertainment; Telecommunications; and Real Estate, Gaming, Lodging & Leisure. We collaborate globally to bring our deep industry knowledge to the local markets where our clients operate.

We focus on a wide range of clients, including large public multinational corporations, middle market private companies, financial sponsors, entrepreneurs, governments and sovereign wealth funds, and we deliver the full resources of our firm and the highest level of senior attention to every client, regardless of size or situation. We advise our clients through all phases of the business cycle using our strong capabilities in M&A and strategic advisory, capital markets, capital structure advisory and private capital advisory.

Moelis & Company has a distinguished M&A and strategic advisory franchise advising clients on mergers, acquisitions and divestitures, spin-offs, joint ventures, fairness opinions and shareholder advisory across all sectors in every major market around the world. We have a leading exclusive sales franchise with a strong track record in achieving maximum value for clients in their sale processes. We counsel our clients through all stages of the process as we evaluate strategic alternatives, assess potential acquirers and targets, provide valuation analyses and advise on transaction terms including valuation, structuring, timing and potential financing.

We have substantial expertise in guiding special committees of boards of directors in evaluating strategic alternatives and negotiating proposals by leveraging decades of transaction experience, coupled with independence, confidentiality, and discretion. We work closely with directors to build a rigorous decision-making and negotiating process that addresses the unique challenges of special committee situations, including the interplay between value and other deal terms, as well as governance considerations and a deep understanding of the various stakeholders involved.

Our shareholder advisory team provides corporate boards with effective solutions to a broad range of shareholder situations, drawing from decades of experience working with public companies, boards and management teams. We advise clients across every major industry on matters of corporate preparedness, proactively developing and implementing engagement strategies. We also provide support during activist campaigns, from privately engaging with shareholders to stave off a formal campaign, to defending the company's interests in a proxy fight or hostile media campaign. Combining our global industry coverage with our M&A and Capital Markets capabilities, we help our clients minimize disruption to their business and position them to meet their long-term objectives.

For our clients seeking capital market solutions, we structure and execute customized financing solutions and advise clients on all aspects of public and private equity and debt transactions. Transactions for our clients address a broad range of needs, including refinancings, growth capital, secondary liquidity, buyouts, platform formation, IPOs, joint ventures, liquidity enhancement, capital structure optimization, and project financing. We act as placement agent, underwriter, bookrunner, or advisor to best meet our client's needs, with comprehensive product expertise including equity & equity-linked debt, equity derivatives and alternative paths to market.

We help our clients in financial distress address a wide range of capital structure matters around the world involving liquidity, debt maturity profile and quantum, liability management, optimal capital structure analysis, enterprise threatening litigation and general balance sheet matters. We bring together senior capital structure advisory professionals and our industry, M&A and capital markets experts to provide holistic advice. We advise both companies and creditors, utilizing our strong relationship network to access capital, identify potential partners and drive support for our transactions. A significant amount of our recapitalization and restructuring engagements have been on the company or debtor side of a transaction. We believe that during times of financial distress, having a true partner as an advisor is of critical importance, and our partnership and collaboration with our clients during these times has helped us develop long‑lasting company relationships. In addition, our deep relationships throughout the creditor, recapitalization, and restructuring communities provide multiple creditor side origination opportunities and allow us to develop a comprehensive perspective for all constituents. We understand that in distressed situations, many creditors become temporary equity holders of businesses. We help these creditors realize value which historically has led these clients to pursue further M&A activity with us. Furthermore, during distressed economic environments, companies may require an immediate infusion of capital to fund business operations. Through our full integration with our capital markets experts, we are able to provide our clients with innovative solutions to solve their capital needs.

We also advise on a range of secondary market and primary fundraising solutions for financial sponsors and institutional investors. Our private capital advisory team is composed of long-tenured professionals with extensive experience executing some of the largest and most complex transactions in the private markets. The team seamlessly leverages Moelis' financial sponsor coverage, sector expertise, capital markets connectivity, and global investor reach to deliver a range of strategic, customized solutions to our sponsor clients across a wide spectrum of strategies, including buyout, growth capital, venture, credit, and real assets. The team delivers tailored strategies designed to meet our clients' specific needs, including continuation funds, direct secondaries, strip sales, tender offers, primary capital raising and co-investment and fundless-sponsor capital raising.

In addition, we provide a broad range of other financial advisory services tailored to the specific circumstances and needs of our clients. For example, we have substantial experience in advising clients on complex risk exposures, we act as expert witness for clients in major litigation and we assist private clients and governments in negotiations of significant commercial matters.

We seek to generate repeat business from our clients by becoming long‑term partners with them as opposed to being solely transaction focused. We are also committed to developing new client relationships, and we maintain an active dialogue with a large number of potential clients, as well as with their financial and legal advisors, on an ongoing basis. We continue to access new relationships through our business development initiatives, growing our senior team with professionals who bring additional client relationships, and through introductions from our strong network of relationships with senior executives, board members, attorneys and other third parties.

Our Key Competitive Strengths

With a diverse global footprint, capabilities in all major industries and deep advisory expertise, we believe we are well positioned to benefit from the strong and continuing market opportunity for independent investment banks. Furthermore, we believe our business is differentiated from that of our competitors in the following respects:

Globally Integrated Firm with Innovative Advisory Solutions: We provide the high‑touch and conflict free benefits of an independent investment bank with the global reach, sector depth and product expertise more commonly found at larger financial institutions. With over 20 locations in North and South America, Europe, the Middle East, Asia and Australia, we combine local and regional expertise with international market knowledge to provide our clients with highly integrated information flow and strong cross‑border capabilities. We harness the deep industry expertise and broad corporate finance experience of our 178 global Managing Directors as of February 4, 2026. Our discretionary incentive compensation structure encourages a high degree of collaboration and our "One Firm" mentality.

Advisory Focus with Strong Intellectual Capital: We primarily focus on advising clients, unlike most of our major competitors who derive a large percentage of their revenues from lending, trading and underwriting securities. We believe this independence allows us to offer advice free from the actual or perceived conflicts associated with lending to clients or trading in their securities. In addition, our focus on advisory services frees us from the pressure of cross‑selling products, which we believe can distract from the dialogue with clients around their long‑term strategy, compromising the advice. We provide intellectual capital based on our judgment, expertise and relationships combined with intense senior level attention to all transactions. Our focus on delivering insights and judgments allows us to operate a lower risk and capital light model with attractive profit margins. The majority of net capital regulatory requirements relate to our specialized underwriting mandates. We are not exposed to the financial risk and regulatory requirements that arise from, or the capital investments required in, balance sheet lending and trading activities.

Fast Growing Global Independent Investment Bank: We have achieved rapid growth and scaled our business meaningfully. During the past five years we have added 95 Managing Directors to enhance sector, product and regional capabilities across our platform with a focus on the largest industry fee pool opportunities. We currently have over 20 offices with 1,416 employees, including 178 Managing Directors as of February 4, 2026. We believe the quality and scale of our global franchise would be a challenge to replicate anew today.

Strong Financial Discipline: We are financially disciplined with an intense focus on managing our organic growth in a cost-effective manner. In addition to our external hiring strategy, we focus heavily on internal talent development which has resulted in nearly 50% of our Managing Director population having been promoted. We continue to promote individuals that are passionate about our culture and have proven track records on our platform. We believe our investment in early career professionals creates a self-sustaining pool of potential Managing Director talent, which in turn helps us manage profitable growth and allows us to return more capital to shareholders in the long run. We incentivize our bankers as owners by awarding equity compensation in order to align the interests of our employees and equity holders. Additionally, we have focused on entering new regions and sectors through cost effective strategies. We intend to maintain our financial discipline as we continue to grow our revenues, expand into new markets and increase our areas of expertise.

Relationships with Global Investment Institutions: We believe that we have deep and broad relationships with many of the largest Global Investment Institutions in the world, including financial sponsors, sovereign wealth funds and other investment managers, which continue to represent a growing portion of the overall fee pool. These deep relationships have been a focal point of the Firm since our founding, and our coverage has strengthened over time. Our ability to provide holistic solutions to these institutions is a key strength of Moelis & Company. We advise them throughout their entire portfolio company life cycle, identifying financing options, sourcing potential targets for their portfolios, seeking exit opportunities via public and private processes, and assisting them on their fund raising needs. As a result of our broad and diverse offering, we have become an important solution provider to this client base.

Significant Organic Growth Opportunities: We have made significant investment in our people with the hiring or promotion of 95 Managing Directors in the last five years. These strategic investments have expanded our range of expertise to support our clients and align the Firm with the largest market opportunities. Since inception, undergraduate and MBA hiring has been a critical component of our talent strategy. We have a global commitment to our campus recruiting. We are realizing meaningful organic growth from the quality of our talent and the maturation of these investments and are proud that a number of individuals who began their career at Moelis are now Managing Directors. We have achieved critical size in key industry sectors and regions around the globe, as well as recognition for advising on innovative transactions, which have enhanced our brand globally. We are positioned to continue to grow revenues as a result of increased individual productivity as our investments in people mature and as we continue to leverage our global platform through enhanced connectivity, idea generation and expanded brand recognition.

High Standard of Confidentiality and Discretion: Due to the highly sensitive nature of M&A discussions where confidentiality is of paramount importance to clients, the M&A business is most effectively operated on a "need to know" basis. We believe that large financial conglomerates with multiple divisions, "Information Barriers" (also known as "Chinese Walls") and layers of management have a significantly greater number of employees who have access to sensitive client information, which can increase the risk of confidential information or material non-public information leaking. Such leaks can materially impair the viability of transactions and other strategic decisions and cause legal, regulatory and reputational harm. We employ a high standard of confidentiality and discretion, and have instituted procedures designed to safeguard our clients' confidential information or material non-public information, minimizing the risk of sensitive information being used inappropriately or leaking to the market.

Diversified Advisory Platform: Our business is highly diversified across sectors, types of advisory services and clients. Our broad corporate finance expertise positions us to advise clients through any phase of their life cycle and in any economic environment. We focus on a wide range of clients including large public multinational corporations, middle market private companies, financial sponsors, entrepreneurs, governments and sovereign wealth funds, and we deliver the full resources of our firm and the highest level of senior attention to every client. In addition, we have no meaningful concentration, with our top 10 transactions representing approximately 18% of our revenues in 2025. Our holistic "One Firm" approach also reduces dependence on any one product or banker and allows us to leverage our intellectual capital across the firm as necessary to offer multiple solutions to our clients, increase our client penetration and adapt to changing circumstances.

Partnership Culture: We believe that commitment to excellence, our enhanced competitive position and client coverage platform, and our momentum have created an environment that attracts and retains high quality talent. Our people are our most valuable asset and our goal is to attract, retain and develop the best and brightest talent in our industry across all levels. We strive to foster a collaborative environment, and we seek individuals who are passionate about our business and are committed to our culture. We have established a compensation philosophy that reinforces our long‑term vision and values by rewarding collaboration, client impact and lasting relationships and encourages employees to put the interests of our clients and our company first. Above all, our core values nurture a culture of partnership, passion, optimism, and hard work, inspiring the highest level of quality and integrity in every interaction with our clients and each other.

Our Growth Strategy

Our growth strategy is to continue to take advantage of what we believe are attractive market opportunities to enhance our leadership position as a global independent investment bank, advising our clients on their most critical strategic decisions. We seek to achieve these objectives through the following two primary strategies:

Deepen and Expand our Client Relationships: We seek to continue to deepen and expand our client relationships, which are the foundation of our business. We are tireless in our pursuit to offer the highest quality integrated advice and most innovative solutions that lead to the long‑term success of our clients. We believe this approach has enhanced our reputation as a trusted advisor to our clients, and we intend to leverage this approach further as we increase our touch points with our clients and develop new client relationships.

Broaden our Areas of Expertise Based on Client Needs: We intend to align the Firm with the largest market opportunities through further industry and geographic expansion and the introduction of new product expertise based on client needs. In addition to hiring high quality professionals who will expand our market share, we seek to grow through increasing the tenure of our Managing Directors, investing in and training our next generation of Managing Directors and continuing to hire analysts and associates from leading undergraduate and graduate programs. We believe that developing talent internally creates a more sustainable franchise and reinforces the culture of our firm.

Our People

We believe that our people are our most valuable asset. Our goal is to attract, retain and develop top talent in our industry across all levels. We strive to foster a collaborative environment, and we seek individuals who are passionate about our business and our culture. Our Managing Directors are compensated based on the quality of advice and execution provided to a client, which is predicated on delivering our full suite of advisory services through a high degree of collaboration across different industries, products and regions. This collaborative approach is demonstrated by the fact that on almost all of our transactions, at least two Managing Directors are involved. We reinforce our long‑term vision and values by rewarding for client impact and lasting relationships. Our year‑end evaluation process measures both performance and alignment with our core value system, ensuring that we continue to integrate our expertise to meaningfully enhance the quality of our advice and strengthen our client relationships. We do not compensate on a commission‑based pay model and do not manage our business based on industry, product or regional silos. Our compensation structure is based on a system of meritocracy whereby employees of all levels are rewarded for top performance through discretionary compensation. Measuring performance enables us to recognize employee achievements and continue to identify and invest in areas of targeted development and professional growth.

We are dedicated to maintaining an inclusive workplace. Our commitment to uphold a culture of respect is driven by our executive leadership and our Board of Directors. As a global, multicultural firm we are committed to building a workforce that is representative of the range of clients we advise around the world. Our ability to provide a rewarding career path in an environment focused on collaboration that brings together diverse perspectives and experiences results in best in class advice for our clients. Pipeline talent programs including our flagship Leadership Development Program, targeted coaching and development and our Employee Networks provide an important opportunity for an exchange of ideas and relationship building among employees who identify as part of underrepresented groups and their allies. These firm-sponsored and employee-driven groups are open to all employees and support our culture and career development and create a framework for global connectivity and idea sharing. While the firm has always been focused on the health and well-being of our employees, we have expanded access to mental health services and support for employees and their families. We also support approximately 84 nonprofit organizations around the world.

We recruit from the world's leading undergraduate and graduate programs and have developed relationships with the universities where we recruit. Since our inception, we have had a dedicated campus recruiting effort through which we have hired many of our analysts and associates. We devote significant time and resources to training and mentoring our employees to ensure our early career professionals receive significant transaction experience across a wide range of products and industries. We believe this exposure enhances the investment banking experience and allows our developing talent to refine their proficiency in a broad variety of corporate finance matters at an early stage in their career. We are committed to talent retention and our goal is to develop our brightest and most ambitious early career professionals into productive Managing Directors.

Our Strategic Alliances

MA Financial Group Limited

In 2009, we opened an office in Sydney to provide investment banking services in Australia and expand our coverage of the Asia Pacific region. We entered into a 50-50 joint venture in Moelis Australia Holdings PTY Limited ("Moelis Australia") on April 1, 2010, investing a combination of cash and certain net assets in exchange for its interests. On April 10, 2017, Moelis Australia consummated its IPO and became listed on the Australian Securities Exchange. In 2021, the name of Moelis Australia was changed to MA Financial Group Limited (ASX: MAF) ("MA Financial").

Today, MA Financial is a firm specializing in asset management, lending, corporate advisory and equities. Our original position of 50.0 million shares has been reduced by the sale of 36.5 million shares of MAF since its IPO, and further diluted through share issuances of MAF common stock. Despite these transactions, we still maintain an investment in and partnership with MA Financial. In connection with MA Financial's IPO, the Company and MA Financial entered into a strategic alliance agreement pursuant to which MA Financial continues to conduct its investment banking advisory business in Australia and New Zealand as an integrated part of the global advisory business of the Company.

Alfaro, Dávila y Scherer, S.C.

Effective September 2, 2016, we entered into a strategic alliance with Alfaro, Dávila y Scherer, S.C. ("ADS"), the leading independent strategic and financial advisory firm in Mexico, to provide advisory services to our global client base with a focus on cross-border transactions. ADS's successful track record of developing long-term relationships and advising multinational corporations and privately held companies in strategic transactions benefits our global clients looking to expand into Mexico or for Mexican corporates eager to grow internationally. With this strategic alliance, coupled with our office in Brazil, Moelis & Company has a presence in the two largest markets in Latin America.

Competition

The financial services industry is intensely competitive, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation and price.

We believe our primary competitors in securing advisory engagements include the investment banking businesses of Bank of America Corporation, Citigroup Inc., The Goldman Sachs Group, Inc., JPMorgan Chase & Co., Morgan Stanley, UBS AG and other large investment banking firms as well as independent investment banking firms such as Evercore Partners Inc., Houlihan Lokey, Inc., Lazard Ltd, Perella Weinberg Partners, PJT Partners, Inc., and many closely held boutique firms.

We compete to attract and retain qualified employees. Our ability to continue to compete effectively in our business will depend upon our ability to attract new employees with diverse knowledge and skills and develop, retain and motivate our existing employees.

In past years there has been substantial consolidation in the financial services industry. In particular, a number of large commercial banks and other broad‑based financial services firms have established or acquired broker‑dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wider range of products, from loans, deposit‑taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial lending and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our business or loss of opportunities for us. In addition, we may be at a competitive disadvantage relative to certain competitors who are able to, and regularly do, provide financing or market making services that are often instrumental in effecting transactions. The trend toward consolidation has significantly increased the capital base and geographic reach of our competitors as well as the potential for actual or perceived conflicts of these firms.

Regulation

Our business, as well as the financial services industry generally, is subject to extensive regulation. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not with protecting the interests of our stockholders or creditors. In the U.S., the Securities and Exchange Commission (the "SEC") is the federal agency responsible for the administration of the federal securities laws. Moelis & Company LLC, our wholly‑owned subsidiary through which we conduct our financial advisory business in the U.S., is registered as a broker‑dealer with the SEC. Moelis & Company LLC is subject to regulation and oversight by the SEC. In addition, the Financial Industry Regulatory Authority, Inc. ("FINRA"), a self‑regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including Moelis & Company LLC. State securities regulators also have regulatory or oversight authority over Moelis & Company LLC.

Broker‑dealers are subject to regulations that cover all aspects of the securities business, including capital structure, licensing and registration, supervision, record‑keeping, investor protection, market abuse, insider trading and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker‑dealer and member of a self‑regulatory organization, we are subject to the SEC's uniform net capital rule, Rule 15c3‑1. Rule 15c3‑1 specifies the minimum level of net capital a broker‑dealer must maintain and also requires that a significant part of a broker‑dealer's assets be kept in relatively liquid form. The SEC and various self‑regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker‑dealer and constrain the ability of a broker‑dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker‑dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

In addition to the regulation we are subject to in the United States, we are also subject to regulation internationally by the Financial Conduct Authority in the United Kingdom, the Securities and Futures Commission in Hong Kong, the Dubai Financial Services Authority, the Dutch Authority for the Financial Markets, and the Securities and Exchange Board of India.

Certain parts of our business are subject to compliance with laws and regulations of U.S. federal and state governments, non‑U.S. governments, their respective agencies and/or various self‑regulatory organizations or exchanges relating to, among other things, the privacy of client information, data protection and any failure to comply with these regulations could expose us to liability and/or reputational damage.

The U.S. and non‑U.S. government agencies and self‑regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct periodic examinations and initiate administrative proceedings that can result in censure, fines, the issuance of cease‑and‑desist orders or the suspension or expulsion of a broker‑dealer or its directors, officers or employees.

Federal anti‑money‑laundering laws make it a criminal offense to own or operate a money transmitting business without the appropriate state licenses, which we maintain, and registration with the U.S. Department of the Treasury's Financial Crimes Enforcement Network (FinCEN). In addition, the Bank Secrecy Act, USA PATRIOT Act of 2001 and the Treasury Department's implementing federal regulations require us, as a "financial institution," to establish and maintain an anti‑money‑laundering program.

In connection with its administration and enforcement of economic and trade sanctions based on U.S. foreign policy and national security goals, the Treasury Department's Office of Foreign Assets Control, or OFAC, publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups and entities, such as terrorists and narcotics traffickers, designated under programs that are not country‑specific. Collectively, such individuals and companies are called "Specially Designated Nationals," or SDNs. Assets of SDNs are blocked, and we are generally prohibited from dealing with them. In addition, OFAC administers a number of comprehensive sanctions and embargoes that target certain countries, governments and geographic regions. We are generally prohibited from engaging in transactions involving any country, region or government that is subject to such comprehensive sanctions.

The Foreign Corrupt Practices Act (the "FCPA") and the UK 2010 Bribery Act (the "UK Bribery Act") prohibit the payment of bribes to foreign government officials and political figures. The FCPA has a broad reach, covering all U.S. companies and citizens doing business abroad, among others, and defining a foreign official to include not only those holding public office but also local citizens acting in an official capacity for or on behalf of foreign government‑run or ‑owned organizations or public international organizations. The FCPA also requires maintenance of appropriate books and records and maintenance of adequate internal controls to prevent and detect possible FCPA violations. Similarly, the UK Bribery Act prohibits us from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage.

Executive Officers and Directors

Board of Directors

Navid Mahmoodzadegan,
Chief Executive Officer of the Company

Kenneth Moelis,
Executive Chairman of the Company

Eric Cantor,
Managing Director and Vice Chairman of the Company

Dr. Louise Mirrer,
President and CEO of the New York Historical Society, Former Vice Provost for Arts, Sciences, and Engineering at the University of Minnesota-Twin Cities and Former Executive Vice Chancellor for Academic Affairs at the City University of New York

Kenneth L. Shropshire,
David W. Hauck Professor Emeritus at the Wharton School of the University of Pennsylvania, Former Adidas Distinguished Professor of Global Sport and CEO of Global Sport Institute at Arizona State University and Former Faculty Director of Wharton Sports Business Initiative.

Laila Worrell,
CEO of Material Plus, Board Member of the Harvard Business School Club of New York, Member of the Advisory Council for the American Museum of Natural History and Former CEO of Harvard Business Review Global.

Thorold Barker,
Senior Adviser at Alix Partners, Former Editor for Europe, Middle East, and Africa at The Wall Street Journal, Former U.S. Editor of the Lex Column and Reporter at the Financial Times, and Former Strategy Consultant at Bain & Company.

Other Executive Officers

Jeffrey Raich,
Managing Director and Executive Vice Chairman of the Company

Katherine Pilcher Ciafone,
Chief Operating Officer

Christopher Callesano,
Chief Financial Officer

Osamu R. Watanabe,
General Counsel and Secretary

Organizational Structure

Overview

Moelis & Company is a holding company and its only assets are its partnership interests in Group LP, its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC, and its interests in its subsidiaries. Moelis & Company operates and controls all of the business and affairs of Group LP and its operating entity subsidiaries indirectly through its equity interest in Moelis & Company Group GP LLC.

The simplified diagram below depicts our organizational structure (percentages are as of December 31, 2025).



Certain Managing Director and other Employees¹
Public stockholders
Moelis & Company Partner Holdings LP²
Class A common stock 64% voting interest
Class B common stock 36% voting interest
Moelis & Company
100% equity interest
Class A Partnership Units non-voting 92% economic interest³
Moelis & Company Group GP LLC
Exchangeable Class A Partnership units non-voting 8% economic interest
Moelis & Company Group LP
Sole General Partner
Operating entities

1. Includes certain current and former Managing Directors and employees of the Company.

2. Mr. Moelis controls the managing member of the General Partner of Partner Holdings. See "-- Rights of Partner Holdings and Stockholders Agreement."

3. Class A common stock is entitled to more than 99.9% of economic participation in the Company and Class B common stock is entitled to an insignificant amount of economic participation in the Company.

4. A portion of these Class A partnership units are held indirectly through subsidiaries. Moelis & Company also holds Class B partnerships units in Group LP. See "-- Amended and Restated Limited Partnership Agreement of Group LP–Voting and Economic Rights."

NOTE: All U.S. entities on the chart above are incorporated or formed in Delaware.

Amended and Restated Limited Partnership Agreement of Group LP

We operate our business through Group LP and its subsidiaries. The provisions governing the operations of Group LP and the rights and obligations of its partners are set forth in the amended and restated limited partnership agreement of Group LP, the material terms of which are described below. The amended and restated limited partnership agreement of Group LP is filed as an exhibit to this Form 10‑K.

Through our control of the general partner of Group LP, we have unilateral control (subject to the consent of Moelis & Company Partner Holdings LP ("Partner Holdings") on various matters) over the affairs and decisions of Group LP. As such, we, through our officers and directors, are responsible for all operational and administrative decisions of Group LP and the day‑to‑day management of Group LP's business.

Voting and Economic Rights

Group LP issued Class A partnership units to Moelis & Company and to the holders of Moelis Asset Management LP units at the time of the reorganization in April 2014. In addition, Group LP issued Class B partnership units to Moelis & Company. The Group LP Class B partnership units correspond with the economic rights of shares of Moelis & Company's Class B common stock. Group LP Class A unitholders have no voting rights by virtue of their ownership of Group LP partnership units, except for the right to approve certain amendments to the amended and restated limited partnership agreement of Group LP, certain changes to the capital accounts of the limited partners of Group LP and any conversion of Group LP to a corporation other than for purposes of a sale transaction. Partner Holdings holds all shares of Moelis & Company Class B common stock, enabling it to exercise significant voting control over Moelis & Company and, indirectly, over Group LP.

Pursuant to the Group LP amended and restated limited partnership agreement, we have the right to determine when distributions will be made to the partners of Group LP and the amount of any such distributions. If we authorize a distribution, such distribution will be made, except as required under applicable tax law, to the partners of Group LP (i) in the case of a tax distribution, generally to the holders of partnership units in proportion to the amount of taxable income of Group LP allocated to such holder and (ii) in the case of other distributions, pro rata in accordance with the percentages of their respective partnership units.

Coordination of Moelis & Company and Group LP

At any time we issue a share of Class A common stock for cash, unless we use the proceeds for certain specified permitted purposes (including the acquisition Group LP Class A partnership units or other property), the proceeds received by us will be promptly transferred to Group LP, and Group LP will issue to us one of its Group LP Class A partnership units. At any time we issue a share of Class A common stock pursuant to our equity incentive plan we will contribute to Group LP all of the proceeds that we receive (if any), and Group LP will issue to us one of its Group LP Class A partnership units, having the same restrictions, if any, attached to the shares of Class A common stock issued under the equity incentive plan. Conversely, if we redeem or repurchase any of our shares of Class A common stock, Group LP will, immediately prior to our redemption or repurchase, redeem or repurchase an equal number of Group LP Class A partnership units held by us, upon the same terms and for the same price, as the shares of Class A common stock are redeemed or repurchased. We can only redeem or repurchase shares of Class A common stock if Group LP first redeems or repurchases an equivalent amount of Group LP Class A partnership units that we hold.

Exchange Rights

Subject to the terms and conditions of the Group LP amended and restated limited partnership agreement, each Group LP Class A unitholder (except for Moelis & Company) has the right to exchange Group LP Class A partnership units, either for shares of our Class A common stock on a one‑for‑one basis, or cash (based on the market price of the shares of Class A common stock), at Group LP's option. If Group LP chooses to exchange such units for our Class A common stock, Moelis & Company will deliver an equivalent number of shares of Class A common stock to Group LP for further delivery to the exchanging holder and receive a corresponding number of newly issued Group LP Class A partnership units. The exchanging holder's surrendered Group LP Class A partnership units will be cancelled by Group LP. As

Group LP Class A unitholders exchange their Group LP Class A partnership units, Moelis & Company's percentage of economic ownership of Group LP will be correspondingly increased. Following each such exchange, Partner Holdings will be required to surrender to Moelis & Company a corresponding number of shares of Class B common stock relating to such exchange (as applicable), and each such applicable share will be converted into approximately 0.00055 shares of Class A common stock, which will be delivered to Partner Holdings. Group LP will also convert an equivalent number of Class B partnership units held by Moelis & Company into Class A partnership units based on the same conversion rate, as applicable.

Registration Rights

Moelis & Company has granted certain registration rights in the amended and restated limited partnership agreement of Group LP and the stockholders agreement with Partners Holdings, each filed as exhibits to this Form 10‑K.

Rights of Partner Holdings and Stockholders Agreement

Moelis & Company is party to a stockholders agreement with Partner Holdings pursuant to which, for so long as the Class B Condition (as defined in our amended and restated certificate of incorporation) is satisfied, Partner Holdings has approval rights over certain corporate actions by Moelis & Company. Our board of directors will nominate individuals designated by Partner Holdings equal to a majority of the board of directors, for so long as the Class B Condition is satisfied and subject to NYSE requirements.

After the Class B Condition ceases to be satisfied, for so long as the Secondary Class B Condition (as defined in the stockholders agreement with Partners Holdings) is satisfied, Partner Holdings will retain certain approval rights and our board of directors will nominate individuals designated by Partner Holdings equal to one quarter of the board of directors subject to NYSE requirements. See "Item 3 - Legal Proceedings" for a discussion of certain litigation relating to the Stockholders Agreement.

MARKET AND INDUSTRY DATA

The industry, market and competitive position data referenced throughout this Form 10‑K are based on research, industry and general publications, including surveys and studies conducted by third parties. Industry publications, surveys and studies generally state that they have been obtained from sources believed to be reliable. We have not independently verified such third-party information. While we are not aware of any misstatements regarding any industry, market or similar data presented herein, such data involve uncertainties and are subject to change based on various factors, including those discussed under the headings "Special Note Regarding Forward‑Looking Statements" and "Risk Factors" in this Form 10‑K. The M&A market data for announced and completed transactions in 2025 and 2024 referenced throughout this Form 10‑K was obtained from LSEG Data & Analytics (formerly known as Refinitiv) as of January 5, 2026, and January 6, 2025, respectively.

In this Form 10‑K, we use the term "independent investment banks" or "independent advisors" to refer to investment banks primarily focused on advisory services and that conduct limited or no commercial banking or sales and trading activities. We use the term "global independent investment banks" to refer to independent investment banks with global coverage capabilities across all major industries and regions. We consider the global independent investment banks to be our publicly traded peers, Evercore Partners Inc., Houlihan Lokey, Inc., Lazard Ltd, Perella Weinberg Partners, PJT Partners, Inc., and us.

OTHER INFORMATION

Our website address is www.moelis.com. We make available free of charge on the Investor Relations section of our website (http://investors.moelis.com) this Annual Report on Form 10‑K ("Form 10‑K"), Quarterly Reports on Form 10‑Q, Current Reports on Form 8‑K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934; as amended (the "Exchange Act"). We also make available through our website other reports filed with or furnished to the SEC under the Exchange Act, including our Proxy Statements and reports filed by officers and directors under Section 16(a) of that Act, as well as our Code of Business Conduct and Ethics. From time to time we may use our website as a channel of distribution of material company information. Financial and other material information regarding the Company is routinely posted on and accessible at http://investors.moelis.com. In addition, you may automatically receive email alerts and other information about us by enrolling your email by visiting the "Contact Us" section at http://investors.moelis.com. We do not intend for information contained in our website to be part of this Form 10‑K. The inclusion of our website in this Form 10‑K does not include or incorporate by reference the information on our website into this Form 10‑K.

Item 1A.   Risk Factors

Risks Related to Our Business

Risks Related to Recruiting and Retaining Talent and Competition

Our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources.

We have experienced rapid growth, which may be difficult to sustain at the same rate. Our future growth will depend on, among other things, our ability to successfully identify and recruit individuals and teams to join our firm. It typically takes time for these professionals to become profitable and effective. We have, and may in the future, incur significant expenses to recruit these professionals and expend significant time and resources toward training, integration and business development aimed at maximizing the impact of these professionals on our platform. For example, in 2025 we hired 9 new managing directors. If we are unable to recruit and develop productive professionals, we will not be able to implement our growth strategy and our financial results could be materially adversely affected.

In addition, sustaining growth will require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems to adequately support expansion, especially in instances where we open new offices that may require additional resources before they become profitable. See "—Our growth strategy may involve opening or acquiring new offices and expanding domestically and internationally and would involve hiring new Managing Directors and other senior professionals for these offices, which would require substantial investment by us and could materially and adversely affect our operating results." There can be no assurance that we will be able to manage our expanding operations effectively, and any failure to do so could materially adversely affect our ability to grow revenue and control our expenses.

Our ability to retain our Managing Directors and our other professionals, including our executive officers, is critical to the success of our business.

Our future success depends to a substantial degree on our ability to retain qualified professionals within our organization, including our Managing Directors. However, we may not be successful in our efforts to retain the required personnel as the market for qualified investment bankers is extremely competitive. Our investment bankers possess substantial experience and expertise and have strong relationships with our advisory clients. As a result, the loss of these professionals could jeopardize our relationships with clients and result in the loss of client engagements. For example, if any of our Managing Directors or other senior professionals, including our executive officers, or groups of professionals, were to join or form a competing firm, some of our current clients could choose to use the services of that competitor rather than our services. There is no guarantee that our compensation and non‑competition arrangements with our Managing Directors provide sufficient incentives or protections to prevent our Managing Directors from resigning to join our competitors. For example, recent initiatives at state and federal levels have sought to restrict or outlaw the enforceability of restrictive covenants, with several states having enacted such legislation, including California. In addition, some of our competitors have more resources than us which may allow them to attract some of our existing employees through compensation or otherwise. The departure of a number of Managing Directors or groups of professionals could have a material adverse effect on our business and our profitability.

We depend on the efforts and reputations of Mr. Mahmoodzadegan, Mr. Moelis, and our other executive officers. Our senior leadership team's reputations and relationships with clients and potential clients are critical elements in the success of our business. The loss of the services of our senior leadership team, in particular Mr. Mahmoodzadegan and/or Mr. Moelis, could have a material adverse effect on our business, including our ability to attract clients.

We face strong competition from other financial advisory firms, many of which have the ability to offer clients a wider range of products and services than those we can offer, which could cause us to fail to win advisory mandates and subject us to pricing pressures that could materially adversely affect our revenue and profitability.

The financial services industry is intensely competitive, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation and price. In addition, in our business there are usually no long‑term contracted sources of revenue. Each revenue‑generating engagement typically is separately solicited, awarded and negotiated.

We have experienced intense competition over obtaining advisory mandates in recent years, and we may experience further pricing pressures in our business in the future as some of our competitors may seek to obtain increased market share by reducing fees.

Our primary competitors include large financial institutions, many of which have far greater financial and other resources than us and, unlike us, have the ability to offer a wider range of products, from loans, deposit taking and insurance to brokerage and trading, which may enhance their competitive position. They also regularly support investment banking, including financial advisory services, with commercial lending and other financial services and products in an effort to gain market share, which puts us at a competitive disadvantage and could result in pricing pressures or loss of opportunities, which could materially adversely affect our revenue and profitability. In addition, we may be at a competitive disadvantage with regard to certain of our competitors who are able to and often do, provide financing or market making services that are often a crucial component of the types of transactions on which we advise.

In addition to our larger competitors, a number of independent investment banks that offer independent advisory services have emerged recently, with several showing rapid growth. As these independent firms or new entrants into the market seek to gain market share there could be pricing pressures, which would adversely affect our revenues and earnings.

Risks Related to Market Conditions and the Impact on Our Business

Changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue.

As a financial services firm, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. For example, our revenue is directly related to the volume and value of the transactions in which we are involved. During periods of unfavorable market or economic conditions, the volume and value of M&A transactions generally decreases, thereby reducing the demand for our M&A advisory services and increases price competition among financial services companies seeking such engagements. In addition, during periods of strong market and economic conditions, the volume and value of recapitalization and restructuring transactions may decrease, thereby reducing the demand for our recapitalization and restructuring advisory services and increasing price competition among financial services companies seeking such engagements. Our results of operations have been in the past and are likely to be adversely affected by any such reduction in the volume or value of such advisory transactions. Further, in the period following an economic downturn, the volume and value of M&A transactions typically takes time to recover and lags a recovery in market and economic conditions.

Our profitability may also be adversely affected by certain non-discretionary costs, including (but not limited to) costs related to information technology, information services and real estate leasing. We may be unable to scale back these and other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. The future market and economic climate may further deteriorate because of many factors beyond our control, including rising interest rates, inflation, recession, international conflict, terrorism, natural disasters, a pandemic or political uncertainty. While the timing and impact of interest rate changes are unknown, rising interest rates and uncertainty as to changes in interest rates has had, and in the future, could have an adverse effect on our transaction volumes, results of operations and financial condition.

If the number of debt defaults, bankruptcies or other factors affecting demand for our recapitalization and restructuring advisory services declines, our recapitalization and restructuring business could suffer.

We provide various financial recapitalization and restructuring and related advice to companies in financial distress or to their creditors or other stakeholders. A number of factors affect demand for these advisory services, including general economic conditions, the availability and cost of debt and equity financing, governmental policy and changes to laws, rules and regulations, including those that protect creditors. In addition, providing recapitalization and restructuring advisory services entails the risk that the transaction will be unsuccessful or take considerable time and can be subject to a bankruptcy court's authority to disallow or discount our fees in certain circumstances. If the number of debt defaults, bankruptcies or other factors affecting demand for our recapitalization and restructuring advisory services declines, our recapitalization and restructuring business would be adversely affected.

Fluctuations in foreign currency exchange rates could adversely affect our results.

Because our financial statements are denominated in U.S. dollars and we receive a portion of our net revenue in other currencies (including euros and pound sterling), we are exposed to fluctuations in foreign currencies. In addition, we pay certain of our expenses in such currencies. We have not entered into any transactions to hedge our exposure to these foreign exchange fluctuations through the use of derivative instruments or otherwise. An appreciation or depreciation of any of these currencies relative to the U.S. dollar would result in an adverse or beneficial impact, respectively, to our financial results.

Risks Related to the Drivers of Our Revenues

Our revenue in any given period is dependent on the number of fee‑paying clients in such period, and a significant reduction in the number of fee‑paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

Our revenue in any given period is dependent on the number of fee‑paying clients in such period. In 2025 and 2024, we had 254 clients and 241 clients paying fees equal to or greater than $1 million, respectively. We may lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial advisors and financial institutions and other causes. A significant reduction in the number of fee‑paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

Substantially all of our revenue is derived from advisory fees. As a result, our revenue and profits are highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.

Our revenue and profits are highly volatile. We derive substantially all of our revenue from advisory fees, generally from a limited number of engagements that generate significant fees at key transaction milestones, such as closing, the timing of which is outside of our control. We expect that we will continue to rely on advisory fees for most of our revenue for the foreseeable future. Accordingly, a decline in our advisory engagements or the market for advisory services would adversely affect our business. In addition, our financial results will likely fluctuate from quarter to quarter based on the timing of when fees are earned, and high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in future periods. Because we lack other, more stable, sources of revenue, which could moderate some of the volatility in our advisory revenue, we may experience greater variations in our revenue and profits than other larger, more diversified competitors in the financial services industry. Fluctuations in our quarterly financial results could, in turn, lead to large adverse movements in the price of our Class A common stock or increased volatility in our stock price generally.

Because in many cases we are not paid until the successful consummation of the underlying transaction, our revenue and cash flow is highly dependent on market conditions and the decisions and actions of our clients, interested third parties and governmental authorities. For example, we may be engaged by a client in connection with a sale or divestiture, but the transaction may not occur or be consummated because, among other things, anticipated bidders may not materialize, no bidder is prepared to pay our client's price or because our client's business experiences unexpected operating or financial problems. We may be engaged by a client in connection with an acquisition, but the transaction may not occur or be consummated for a number of reasons, including because our client may not be the winning bidder, failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business experiences unexpected operating or financial problems. In these circumstances, we often do not receive significant advisory fees, despite the fact that we have devoted considerable resources to these transactions.

In addition, we face the risk that certain clients may not have the financial resources to pay our agreed‑upon advisory fees. Certain clients may also be unwilling to pay our advisory fees in whole or in part, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreement to obtain our advisory fees.

Risks Related to Managing Our Business, Including Conflicts, Employees, Client Satisfaction and Our Reputation

Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.

We confront actual, potential or perceived conflicts of interest in our business including when we represent clients who are also our affiliates. For instance, we face the possibility of an actual, potential or perceived conflict of interest where we represent a client on a transaction in which an existing client is a party. We may be asked by two potential clients to act on their behalf on the same transaction, including two clients as potential buyers in the same acquisition transaction, and we may act for both clients if both clients agree to us doing so. In each of these situations, we face the risk that our current policies, controls and procedures do not timely identify or appropriately manage such conflicts of interest.

It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions. Appropriately identifying and managing actual or perceived conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which could materially adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us.

Employee misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and talent and by subjecting us to legal liability and reputational harm.

There have been a number of highly-publicized cases involving fraud, insider trading, use of off-channel electronic messaging applications or other misconduct by employees in the financial services industry, and there is a risk that our employees engage in misconduct that adversely affects our business. Our business often requires that we deal with confidential matters of great significance to our clients. Our employees' improper use or disclosure of confidential information and material non-public information provided by our clients could subject us to regulatory and criminal investigations, disciplinary action, fines, or sanctions and we could suffer serious harm to our reputation, financial position, the trading price of our common stock, current client relationships and ability to attract future clients. In addition, our financial professionals and other employees are responsible for following proper measures to maintain the confidentiality of information and material non-public information we hold. If an employee's failure to do so results in the improper release of confidential information or material nonpublic information, we could be subject to reputational harm, regulatory actions and legal liability, which could impair our ability to attract and retain clients and in turn materially adversely affect our business. We also face the risk that our employees engage in work place misconduct, such as sexual harassment or discrimination, despite our implementation of policies and training to prevent and detect misconduct. In addition to impairing our ability to attract and retain clients, such misconduct may also impair our ability to attract and retain talent resulting in a materially adverse effect on our business. It is not always possible to deter employee misconduct despite the precautions we take to prevent and detect misconduct. If our employees engage in misconduct, our business could be materially adversely affected.

We may face damage to our professional reputation if our services are not regarded as satisfactory or for other reasons.

As an advisory service firm, we depend to a large extent on our relationships with our clients and reputation for integrity and high‑caliber professional services to attract and retain clients and talent. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses. Our reputation could be impacted by events that may be difficult or impossible to control, and costly or impossible to remediate. For example, alleged or actual failures by us or our employees to comply with applicable laws, rules or regulations, perceptions of our business practices including business selection, or the public announcement or potential publicity surrounding any of these events, even if inaccurate, or satisfactorily addressed, or even if no violation or wrongdoing actually occurred, could adversely impact our reputation, our relationships with clients and our ability to attract and retain talent, which could have an adverse effect on our financial condition and results of operations.

Negative publicity regarding our business and our people could adversely impact our reputation and our business.

We depend to a large extent on our reputation for integrity and high‑caliber professional services to attract and retain clients. We may experience negative publicity from time to time relating to our business and our people, regardless of whether the allegations are valid. Such negative publicity may adversely affect our business in a number of ways, including whether potential clients choose to engage us and our ability to attract and retain talent.

The use of the "Moelis" brand name by either Moelis Asset Management LP and its subsidiaries or MA Financial and the affiliation of Atlas Crest Investment Corp. entities with Moelis may expose us to reputational harm that could adversely affect our business should they take actions that damage the brand name.

Moelis Asset Management LP and MA Financial operate as separate legal entities. We have licensed to Moelis Asset Management LP and its subsidiaries the use of the "Moelis" brand name for certain purposes, including in connection with asset management activities. We have licensed to MA Financial the use of the "Moelis" brand name in connection with its financial advisory services business, an equity capital markets and research, sales and trading business covering Australian public equity securities and asset management businesses. As Moelis Asset Management LP and its subsidiaries and MA Financial historically have and will continue to use the "Moelis" brand name, and because the Company no longer controls these entities, there is a risk of reputational harm to us if any of Moelis Asset Management LP, its subsidiaries or MA Financial, among other things, have engaged, or in the future were to engage in poor business practices, or were to experience adverse results or otherwise damage the reputational value of the "Moelis" brand name. These risks could adversely affect our revenue and our business prospects.

Atlas Crest Investment Corp. entities (each an "Atlas Crest Entity" and collectively referred to as "Atlas Crest Entities") were SPACs affiliated with Moelis. Mr. Moelis was the non-Executive Chairman of the Atlas Crest Entities. Mr. Moelis, other executive officers and Managing Directors of Moelis owned a majority of each respective sponsor of Atlas Crest Entities. If Atlas Crest Entities engaged in poor business practices, Moelis could suffer reputational harm that could adversely affect our revenue and our business prospects. In 2022, the remaining Atlas Crest Entities were wound up and the remainder of the Company's investments were liquidated.

Risks Related to Operating Our Business, Including Litigation, Financial Regulations, and Information Technology and Security

As a member of the financial services industry, we face substantial litigation risks.

Our role as advisor to our clients on important transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and other transactions. We also act as an underwriter, placement agent and dealer manager in capital markets transactions. Our activities may subject us to the risk of significant legal liabilities to our clients, investors in capital markets transactions and affected third parties, including shareholders of our clients and investors who bring securities class actions against us. Litigation risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us in all cases, including when a client does not have the financial capacity to pay under the indemnity. As a result, we may incur significant legal expenses in defending against or settling litigation. In addition, we may have to spend a significant amount to adequately insure against these potential claims. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

Extensive and evolving regulation of our business and the business of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.

As a participant in the financial services industry, we are subject to extensive financial regulation in the U.S. and internationally. We are subject to general laws and regulations in the jurisdictions in which we operate.

Our ability to conduct business and our operating results, including compliance costs, may be adversely affected as a result of any new requirements imposed by the SEC, FINRA or other U.S. or foreign governmental regulatory authorities or self‑regulatory organizations that regulate financial services firms or supervise financial markets. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self‑regulatory organizations. In addition, some of our clients or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions affecting their dealings with us. Accordingly, we may incur significant costs to comply with U.S. and international regulation. In addition, new laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may adversely affect our business. For example, changes in antitrust enforcement could affect the level of M&A activity and changes in applicable regulations could restrict the activities of our clients and their need for the types of advisory services that we provide to them.

Our failure to comply with applicable laws or regulations could result in adverse publicity and reputational harm as well as disciplinary actions, censures, fines, suspensions of personnel or business activities and/or other sanctions, including revocation of the registration of us or any of our subsidiaries as a financial advisor and could impair executive retention or recruitment. For example, on August 8, 2023, we reached an agreement on an Offer of Settlement with the SEC to resolve an administrative cease-and-desist proceeding regarding our practices relating to recordkeeping of business communications on messaging applications. Moelis & Company LLC agreed to be censured, pay a civil monetary penalty of $10.0 million and comply with certain undertakings, including retaining a compliance consultant, related to retention of electronic communications as enumerated in the Settlement. Also, we are subject to bribery and anti-corruption regulation, especially with respect to businesses we conduct for clients that are governmental entities or owned by governmental entities. In addition, any changes in the regulatory framework could impose additional expenses or capital requirements on us, result in limitations on the manner in which our business is conducted, have an adverse impact upon our financial condition and business and require substantial attention by senior management. In addition, our business is subject to periodic examination by various regulatory authorities, and we cannot predict the outcome of any such examinations.

See also our discussion in Part I-Item 3 - Legal Proceedings.

We are exposed to risks and costs associated with protecting the integrity and security of our clients', employees' and others' personal data and other sensitive information.

As part of our business, we manage, utilize and store sensitive or confidential client or employee data, including personal data and material non-public information. As a result, we are subject to various risks and costs associated with the collection, handling, storage and transmission of sensitive information, including those related to compliance with increasingly stringent U.S. and foreign data collection and privacy laws and other contractual obligations, as well as those associated with the compromise of our information systems collecting such information. An increasing number of laws and regulations, such as the European Union's General Data Protection Regulation ("GDPR"), impose stringent requirements upon the processing of personal data. Several other jurisdictions, including states within the United States, have also adopted or are considering similar legislation. Any failure to comply with applicable rules could expose us to liability and/or reputational damage.

If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client or employee data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or employee data, whether through cyber-attacks, systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients and their related revenue in the future.

Our business is subject to various cybersecurity and other operational risks.

We face various cybersecurity and other operational risks related to our business on a day‑to‑day basis. There have been a number of highly publicized cases involving financial services companies, consumer-based companies, governmental agencies and other organizations reporting the unauthorized disclosure of client, customer or other confidential information in recent years, as well as cyber-attacks involving the dissemination, theft and destruction of corporate information or other assets, as a result of failure to follow procedures by employees or contractors or as a result of actions by third parties, including actions by foreign governments. There have also been several highly publicized cases where hackers have requested "ransom" payments in exchange for not disclosing customer information or for restoring access to information or systems.

We rely heavily on financial, accounting, communication and other information technology systems, including, without limitation, mobile and cloud based storage systems, and the people who operate them. These systems, including the systems of third parties on whom we rely, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise.

Our clients typically provide us with sensitive and confidential information. We are dependent on information technology networks and systems to securely process, transmit and store such information and to communicate among our locations around the world and with our clients, alliance partners and vendors. We may be subject to attempted security breaches and cyber‑attacks and a successful breach could lead to shutdowns or disruptions of our systems or third‑party systems on which we rely and potential unauthorized access or disclosure of sensitive or confidential information. Breaches of our or third‑party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses, cyber‑attacks and other means and could originate from a wide variety of sources, including foreign governments or other unknown third parties. As cyber-attack techniques evolve in response to enhanced detection and protection measures, cyber-attacks/threats/incidents could persist for an extended period of time before detection or escalation. There can be no assurance that the cybersecurity protections and controls utilized by us, or by our third parties on whom we rely, will be effective within this cyber threat landscape. If our or third‑party systems on which we rely are compromised, do not operate properly or are disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation. Compromises and disruptions or perceived compromises and disruptions of our systems or of our third parties on whom we rely, including perceptions resulting from reporting obligations, could damage our reputation and subject us to significant liability, expense and regulatory and legal action, and may harm our business. Phishing and email spoofing attacks often seek to obtain information to impersonate employees or clients in order to, among other things, direct fraudulent bank transfers or obtain valuable information via social engineering. The proliferation of deepfake technology adds to these risks. Fraudulent transfers resulting from phishing attacks or email spoofing of our employees could result in a material loss of assets, reputational harm or legal liability and in turn materially adversely affect our business. In addition, our investment banking professionals and other employees are responsible for following proper measures to maintain the confidentiality of information we hold. If an employee's failure to do so results in the improper release of confidential information, or our systems are otherwise compromised or do not operate properly, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and reputational harm and in turn materially adversely affect our business. The use of mobile technologies and integration of artificial intelligence technologies ("AI") can heighten these and other operational risks. There can be no assurance that we or the third parties on whom we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber threats.

We, or our third-party service providers and their subprocessors, may develop or incorporate AI technology in certain business operations, processes or services. The full extent of current or future risks related to the development of AI technology is not possible to predict. We may not be able to anticipate, prevent or mitigate all of the potential risks, challenges or impacts of such changes. Some of our competitors may be more successful than us in the development and implementation of new technologies to address client demands or improve operations or may do so faster than we can, which may put us at a competitive disadvantage. The use of AI relies on the use of high volumes of data, which could result in the exposure, misuse or theft of confidential, proprietary or personal data. The worldwide legal and regulatory environment relating to AI is uncertain and rapidly evolving, which could require changes in our potential use and implementation of AI technology, limit our ability to integrate AI, and increase our compliance costs and the risk of non-compliance. The foregoing AI related risks may have a material adverse effect on our financial condition, results of operations or market share.

We operate a business that is highly dependent on information systems and technology. Any failure to keep complete and accurate books and records can render us liable to disciplinary action by governmental and self‑regulatory authorities, as well as to claims by our clients. We rely on third‑party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation and adversely affect our business.

In addition, a disaster or other business continuity problem, such as a pandemic, other man‑made or natural disaster or disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could lead us to experience operational challenges, and if we were unable to timely and successfully recover that could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability. Climate change may cause certain types of natural disasters or extreme weather events and may increase the frequency and/or severity of such events, which could increase the risk of disruption to our business and the risks identified above.

We may incur losses as a result of unforeseen or catastrophic events, including widespread health emergencies, cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, climate-related incidents, or other natural disasters.

The occurrence of (or concerns over the possibility of) unforeseen or catastrophic events including widespread health emergencies, cybersecurity incidents and events, terrorist attacks, war, trade policies, geopolitical tensions, military conflict, extreme climate-related incidents or events, or other natural disasters such as fires, floods, earthquakes, tornadoes and hurricanes could create operational difficulties and could lead to economic and financial disruptions that may impair business continuity or our ability to manage our businesses.

The impact of unforeseen or catastrophic events are often driven by factors that are beyond our control and could have a material adverse effect on our business, operating results and financial condition.

If events warrant, we provide the capability for all of our employees to work remotely from home to maintain business continuity. We face various cybersecurity and other operational risks related to our business on a day to day basis. We rely heavily on financial, accounting, communication and other information technology systems, including, without limitation, cloud based information technology systems, and the people who operate them. These systems, including the systems of third parties on whom we rely, may experience a disruption as a result of catastrophic events, or increased cybersecurity threats. Failure to successfully recover critical services within a timely manner could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability. Additionally, any failure to satisfy applicable notification or disclosure obligations arising from an incident in a timely manner could lead to regulatory actions, reputational harm or legal liability. An extended period of remote working by our employees could strain our technology resources and introduce operational risks, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit events. Catastrophic events may present a threat to our employees' well-being. While we have business continuity plans to protect the health of our employees, such plans cannot anticipate all scenarios, and may alter workplace practices that could negatively impact us and our business, such as a loss of productivity.

Similarly, the military conflicts abroad or diplomatic tensions could result in geopolitical instability and adversely affect the global economy or specific markets, which could have an adverse impact or cause volatility in the financial services industry generally or on our results of operations and financial conditions. Sanctions or tariffs imposed by the United States and other countries in response to such events could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others, could exacerbate market and economic instability and increase the cost of doing business.

The cost of compliance with international broker‑dealer, employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.

Since we operate our business both in the U.S. and internationally, we are subject to many distinct broker‑dealer, employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or favoring or requiring local ownership.

Our international operations are subject to certain risks, which may affect our revenue.

In 2025, we earned approximately 16% of our revenues from our international operations. We intend to grow our non‑U.S. business, and this growth is important to our overall success. In addition, some of our larger clients are non‑U.S. entities seeking to enter into transactions involving U.S. businesses. Our international operations carry special financial and business risks, which could include the following:

- greater difficulties in managing and staffing foreign operations;

- language and cultural differences;

- fluctuations in foreign currency exchange rates that could adversely affect our results;

- unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;

- longer transaction cycles;

- higher operating costs;

- adverse consequences or restrictions on the repatriation of earnings and/or capital;

- potentially adverse tax consequences, such as trapped foreign losses;

- less stable political and economic environments; and

- civil disturbances or other catastrophic events that reduce business activity.

If our international business increases relative to our total business, these factors could have a more pronounced effect on our operating results.

We may not be able to generate sufficient cash in the future to service any future indebtedness.

Our ability to make scheduled payments on or to refinance any future debt obligations depends on our financial condition and operating performance. We cannot provide assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and interest on, any future indebtedness, including lease liabilities. If our cash flows and capital resources are insufficient to fund any future debt service obligations or contractual obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance such indebtedness.


Risks Related to Growing Our Business


We may enter into new lines of business which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenue from advisory transactions. However, we may grow our business by entering into new lines of business. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on our core business.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy and equipment rentals, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to our entering into new lines of business. If a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations could be materially adversely affected.

Our joint venture, strategic investments and acquisitions may result in additional risks and uncertainties in our business.

In addition to recruiting and internal expansion, we may grow our core business through joint ventures, strategic investments or acquisitions.

In the case of joint ventures and strategic investments, such as MA Financial, we are subject to additional risks and uncertainties relating to governance and controls, in that we may be dependent upon personnel, controls and systems, including management of the business by third parties, and subject to, liability, losses or reputational damage relating to such personnel, controls and systems and the management decisions of third parties that are not under our control. MA Financial is a public company listed on the Australian Securities Exchange and the value of the shares held by us at any given time are subject to fluctuation as a result of their performance and prevailing market and business conditions. These fluctuations in value may be material.

In the event we make further strategic investments or acquisitions, we would face numerous risks and would be presented with financial, managerial and operational challenges, including the difficulty of integrating personnel, financial, accounting, technology and other systems and management controls.

Our growth strategy may involve opening or acquiring new offices and expanding domestically and internationally and would involve hiring new Managing Directors and other senior professionals for these offices, which would require substantial investment by us and could materially and adversely affect our operating results.

Our ability to grow our advisory business organically depends in part on our ability to open or acquire new offices, expand internationally and hire new Managing Directors and other senior professionals for these offices. We may not be successful in any efforts to open new offices, expand internationally or hire new Managing Directors and other senior professionals for these offices. The costs of opening a new office, expanding internationally and hiring the necessary personnel to staff the office are substantial. If we are not successful in these efforts, we may not be able to recover our investments or our substantial cost outlays, and new international operations may not achieve profitability.

Risks Related to Our Organizational Structure

Moelis & Company's only assets are its partnership interests in Group LP, its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC, and its interests in its subsidiaries, and Moelis & Company is accordingly dependent upon distributions from Group LP to pay dividends, taxes and other expenses.

Moelis & Company is a holding company, and its only assets are its partnership interests in Group LP, its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC, and its interests in its subsidiaries. Moelis & Company has no independent means of generating revenue. Moelis & Company intends to cause Group LP to make distributions to its partners in an amount sufficient to cover all applicable taxes payable, other expenses and dividends, if any, declared by us.

Group LP is generally prohibited under Delaware law from making a distribution to a partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Group LP (with certain exceptions) exceed the fair value of its assets. Furthermore, certain subsidiaries of Group LP may be subject to similar legal limitations on their ability to make distributions to Group LP. Moreover, our regulated subsidiaries may be subject to regulatory capital requirements that limit the distributions that may be made by those subsidiaries.

Deterioration in the financial condition, earnings or cash flow of Group LP and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Moelis & Company requires funds and Group LP is restricted from making such distributions under applicable law or regulation or under the terms of financing arrangements, or is otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

A change in relevant income tax laws, regulations, or treaties, or an adverse interpretation of these items by tax authorities, could result in an audit adjustment or revaluation of our deferred tax assets that may cause our effective tax rate and tax liability to be higher than what is currently presented in the consolidated statements of financial condition.

As part of the process of preparing our consolidated statements of financial condition, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. This process requires us to estimate our actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment. Our effective tax rate and tax liability is based on the application of current income tax laws, regulations, and treaties. These laws, regulations, and treaties are complex, and the manner in which they apply to our facts and circumstance is sometimes open to interpretation. We believe our application of current laws, regulations, and treaties to be correct and sustainable upon examination by the tax authorities. However, the tax authorities could challenge our interpretation resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. In addition, tax laws, regulations, or treaties enacted in the future may cause us to revalue our net deferred tax assets and have a material change to our effective tax rate.

We will be required to pay our Managing Directors for certain tax benefits we may claim as a result of the tax basis step‑up we receive in connection with follow-on offerings, exchanges of Group LP Class A partnership units for Class A common stock and related transactions. In certain circumstances, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual tax benefits we realize.

Group LP Class A partnership units may be exchanged for shares of Class A common stock. On the date of our initial public offering in April 2014, we were treated for U.S. federal income tax purposes as having directly purchased Class A partnership units in Group LP from the then existing unitholders which resulted in an increase in the tax basis of the assets of Group LP that otherwise would not have been available. The exchange and purchases of Class A partnership units in Group LP in connection with the initial public offering, additional follow-on offerings and exchanges of Class A partnership units (including existing and newly issued units) for Class A common stock and related transactions, may also result in increases in the tax basis of the assets of Group LP that otherwise would not have been available. Such increases in tax basis are likely to increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent the increased tax basis is allocated to those capital assets. The Internal Revenue Service (the "IRS") may challenge all or part of these tax basis increases, and a court could sustain such a challenge.

We have entered into a tax receivable agreement with our Managing Directors that provides for the payment by us to our Managing Directors of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to exchanges by our Managing Directors and (b) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement. While the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Group LP attributable to our interests in Group LP, during the expected term of the tax receivable agreement, the payments that we may make to our Managing Directors could be substantial.

Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, our Managing Directors generally will not reimburse us for any payments that may previously have been made under the tax receivable agreement. As a result, in certain circumstances we could make payments to the Managing Directors under the tax receivable agreement in excess of our cash tax savings. Our ability to achieve benefits from any tax basis increase, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

In addition, the tax receivable agreement provides that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we elect an early termination of the tax receivable agreement, our (or our successor's) obligations with respect to exchanged or acquired Class A partnership units (whether exchanged or acquired before or after such change of control or early termination) would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement, and, in the case of certain early termination elections, that any Class A partnership units that have not been exchanged will be deemed exchanged for the market value of the Class A common stock at the time of termination. Consequently, it is possible, in these circumstances also, that the actual cash tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments.

Risks Related to Our Class A Common Stock

You may be diluted by the future issuance of additional Class A common stock by Moelis & Company and the future issuance of additional Partnership Units by Moelis & Company Group LP, in each case in connection with our incentive plans, acquisitions or otherwise.

As of December 31, 2025, we have 915,064,846 shares of Class A common stock authorized but unissued, including 6,399,164 shares of Class A common stock that may be issued upon exchange of Class A Partnership Units of Group LP. Our restated certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by the Board in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the limited partnership agreement of Moelis & Company Group LP permits Moelis & Company Group LP to issue an unlimited number of additional partnership interests of Moelis & Company Group LP with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Partnership Units, and which may be exchangeable for shares of our Class A common stock. The Company has authorized 15,000,000 shares of Class A common stock for issuance of new awards under our Moelis & Company 2024 Omnibus Incentive Plan ("2024 Plan"). There were 11,051,011 shares available for issuance as of December 31, 2025, which includes certain shares forfeited, canceled, or otherwise settled without the distribution of shares from the Moelis & Company 2014 Omnibus Incentive Plan. Any Class A common stock that we issue, including under our 2024 Plan or other equity incentive plans that we may adopt in the future, would dilute your percentage ownership of Moelis & Company.

Mr. Moelis has significant voting power in Moelis & Company which may give rise to actual or perceived conflicts of interests.

Mr. Moelis, through his control of Partner Holdings, has significant voting power in Moelis & Company. Mr. Moelis' interests may differ from those of other stockholders. Mr. Moelis' voting power in Moelis & Company as of December 31, 2025 is approximately 37%. Mr. Moelis' voting power is primarily through his control of Partner Holdings, which currently holds all outstanding Class B common stock. The shares of Class B common stock entitle Partner Holdings to (i) for so long as the Class B Condition is satisfied, ten votes per share and (ii) after the Class B Condition ceases to be satisfied, one vote per share. In addition, Moelis & Company has entered into a stockholders agreement with Partner Holdings, pursuant to which, for so long as the Class B Condition is satisfied, Partner Holdings has certain approval rights over certain transactions. As a result, because Mr. Moelis has significant voting power in Moelis & Company and our amended and restated certificate of incorporation does not provide for cumulative voting, Mr. Moelis has significant power with respect to the election of the members of our board of directors and thereby with respect to our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of Class A common stock or other securities, and the declaration and payment of dividends. Mr. Moelis has significant power with respect to the outcome of all matters requiring stockholder approval, including a change of control of Moelis & Company or a change in the composition of our board of directors. Mr. Moelis' significant voting power could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of Moelis & Company and might ultimately affect the market price of our Class A common stock.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes‑Oxley Act of 2002 could have a material adverse effect on our business and share price.

As a publicly traded company, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404(a) of Sarbanes‑Oxley, which requires annual management assessments of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our shares.

If securities analysts do not publish research or reports about our business or if they downgrade our Company or our sector, the price of our Class A common stock could decline.

The trading market for our Class A common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our Company or our industry, or the stock of any of our competitors, the price of our Class A common stock could decline. If one or more of these analysts ceases coverage of our Company, we could lose visibility in the market, which in turn could cause the price of our Class A common stock to decline.

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A common stock could decrease significantly. You may be unable to resell your shares of our Class A common stock at or above the public offering price.

While we currently intend to pay a quarterly cash dividend to our stockholders, we may change our dividend policy at any time. There can be no assurance that we will continue to declare cash dividends.

During February 2026, the Board of Directors of Moelis & Company declared a quarterly dividend of $0.65 per share. The $0.65 per share will be paid on March 26, 2026 to Class A common stockholders of record on February 17, 2026. Although we currently intend to pay a quarterly cash dividend to our stockholders, we have no obligation to do so, and our dividend policy may change at any time. Returns on stockholders' investments will primarily depend on the appreciation, if any, in the price of our Class A common stock. Whether we continue and the amount and timing of any dividends are subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interest of our stockholders and are in compliance with all respective laws and agreements of the Company applicable to the declaration and payment of cash dividends. Future dividends, including their timing and amount, may be affected by, among other factors: general economic and business conditions; our financial condition and operating results; our available cash and current anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders; and such other factors as our board of directors may deem relevant. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends in any particular amounts or at all. The reduction in or elimination of our dividend payments could have a negative effect on our stock price.

Anti‑takeover provisions in our organizational documents and Delaware law could delay or prevent a change in control.

Our amended and restated certificate of incorporation and bylaws may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations and placing limitations on convening stockholder meetings. In addition, there is no cumulative voting in the election of directors, and our amended and restated certificate of incorporation provides that directors may be removed, with or without cause, only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote; provided, however, that for so long as the Class B Condition is satisfied, directors may be removed, with or without cause, with the affirmative vote of a majority of the voting interest of stockholders entitled to vote. In addition, we are subject to provisions of the Delaware General Corporation Law that restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. See "Description of Capital Stock."

Item 1B.   Unresolved Staff Comments

Not applicable.

Item 1C.   Cybersecurity

The Company faces various risks from cybersecurity threats in connection with its business on a day‑to‑day basis, including, without limitation, information theft, destruction and inaccessibility; unauthorized disclosure of sensitive or confidential information; extortion; harm to clients and employees; reputational risk, legal and regulatory risk and increased costs to manage cyber risk, which could materially adversely affect our business, strategy, results of operations and financial condition. Our cybersecurity risks arise out of managing sensitive and confidential information of our clients, as well as our own confidential and proprietary information, and our dependence on information technology systems and networks to securely process, transmit and store this information and to communicate among our global locations and with third parties, including our clients and other key stakeholders involved in our clients' transactions. The cyber threat landscape is constantly evolving, and the increase in periodic work-from-home workforce and their reliance on technology that enables such work has increased the cyber threat landscape and related risks. While we do not believe we have, as of the date of this Form 10-K, experienced a cybersecurity incident that materially affected our business, our business strategy, our results of operations or financial condition, there can be no guarantee that we will not experience such an incident in the future. For further information, see "Our business is subject to various cybersecurity and other operational risks" and "We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, climate-related incidents, or other natural disasters" in *Item 1A, Risk Factors of this Annual Report.*

We maintain a cybersecurity program, which includes processes for the continuous monitoring of our information systems in order to assess, identify and manage cybersecurity threats. We use known industry strategies to manage these cyber threats, including, without limitation, identity and access management, security awareness training, network security, physical access controls, endpoint security, encryption, incident response planning and vulnerability management. The relevant information collected from the tools is, among other things, leveraged to identify potential weaknesses, monitor threats that seek to identify and exploit these weaknesses and refine and adjust our security controls as the cyber threat landscape changes. Our cybersecurity program includes policies governing how employees access, use and interact with our firm assets and data deemed to be in our custody. Our security team considers industry cybersecurity best practices and applicable statutory and regulatory obligations when creating policies, implementing controls and engineering technology integrations.

Recognizing the complexity and continuously developing nature of cybersecurity threats, Moelis periodically engages with a variety of external experts, including consultants, auditors and cybersecurity assessors in evaluating and testing our cyber risk management systems. Our collaboration with these third parties include, but are not limited to; threat assessments, consultation on security enhancements and regular periodic audits.

Our security program also contains a third-party risk management process which is designed to assess third-party vendors' information security posture and inform management on the potential cyber risk introduced by third-party products and services and the broader security team's recommendations for risk management.

Our cybersecurity program is overseen by a full-time security team led by our Chief Information Security Officer ("CISO"), reporting directly to our Chief Information Officer ("CIO"). Our CISO has over 20 years of experience in the field of cybersecurity, including prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CIO has over 19 years of experience as a Chief Information Officer, over 35 years of experience in the field of information technology and oversees the cybersecurity function.

Our cyber security program includes a cyber incident response policy overseen by our CISO. This incident policy sets forth the procedures to be followed in the event of a cybersecurity event, including escalation, mitigation, and remediation steps. Our cyber security procedures provide criteria for the escalation of cybersecurity events to management of the other operational functions of the Company to participate in determining and executing on the response. Depending on the nature and severity of the incident, we have procedures for escalating notification to our executive officers and Board of Directors.

Our Board of Directors is responsible for oversight of our cybersecurity risks. Cybersecurity risk management is integrated into our broader risk management framework. Our Board meets at least quarterly to conduct a review of matters related to cybersecurity, including an assessment of the cybersecurity threat landscape, cyber risk mitigation initiatives, the status of projects to strengthen internal cybersecurity, and an update on security events during the period. In addition, management will escalate cybersecurity incidents to the Board of Directors between quarterly meetings in accordance with our escalation procedures.

Item 2.   Properties

Our principal executive offices are located in leased office space at 399 Park Avenue, New York, New York 10022. We lease the space for our offices in Amsterdam, Beijing, Boston, Chicago, Dubai, Frankfurt, Hong Kong, Houston, London, Los Angeles, Mumbai, Paris, Riyadh, San Francisco, São Paulo, Tel Aviv, Washington DC, and West Palm Beach. We do not own any real property. We consider these arrangements to be adequate for our present needs.

Item 3.   Legal Proceedings

In the ordinary course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self-regulatory organizations conduct periodic examinations, investigations and initiate administrative proceedings regarding the Company's business, including, among other matters, compliance, accounting, recordkeeping and operational matters, that can result in censure, fine, the issuance of cease and desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company often cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. For matters where the Company can reasonably estimate the amount of a probable loss, or range of loss, the Company will accrue a loss for such matters in accordance with U.S. GAAP for the aggregate of the estimated amount or the minimum amount of the range, if no amount within the range is a better estimate. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a significant adverse effect on the Company.

During 2023, West Palm Beach Firefighters' Pension Fund, a putative Class A stockholder of the Company, filed a class action lawsuit, on behalf of itself and other similarly-situated Class A stockholders, in the Delaware Court of Chancery against the Company seeking declaratory judgment that certain provisions of the Stockholders Agreement between the Company and Partner Holdings are invalid and unenforceable as a matter of Delaware law. On March 4, 2024, the Court of Chancery issued an interlocutory order, presently in effect, that certain provisions of the Stockholders Agreement, including the provisions relating to approval rights and director vacancies, are facially invalid, void, and unenforceable under Delaware law. On July 18, 2024, the Court of Chancery issued an order awarding plaintiff's counsel $6,000 in fees and expenses, to be paid by the Company. The Company filed an appeal of these orders and, on January 20, 2026, the Delaware Supreme Court, reversed the Court of Chancery's interlocutory order and the fees and expenses awarded to plaintiff's counsel.

On May 17, 2024, two putative stockholders of Archer Aviation, Inc. ("Archer") (and formerly, Atlas Crest Investment Corp. ("Atlas Crest")) filed a class action lawsuit (the "Singh Complaint"), on behalf of themselves and other similarly-situated stockholders, in the Delaware Court of Chancery against the directors and officers of Atlas Crest, the sponsor, Atlas Crest Investment LLC, Archer, the Archer co-founders, Moelis & Company Group LP and Moelis & Company LLC (the "Defendants"). The complaint asserts claims against the Defendants for breaches of fiduciary duties, aiding and abetting breaches of fiduciary duties, and unjust enrichment, in connection with the merger between Atlas Crest and Archer, including claims against the foregoing Moelis entities for aiding and abetting breaches of fiduciary duties and unjust enrichment. The plaintiffs request damages in an amount to be determined at trial, as well as attorneys' and experts' fees. Relatedly, on June 19, 2024, another putative stockholder of Archer filed a class action lawsuit (the "Wortman Complaint"), on behalf of himself and other similarly-situated stockholders, in the Delaware Court of Chancery asserting similar claims as the Singh Complaint against the same Defendants. On July 23, 2024, the Court entered an order consolidating the Singh and Wortman actions, designating the Singh Complaint as the operative complaint (the "Complaint"), and appointing the three putative stockholders as Co-Lead Plaintiffs. On October 3, 2024, Defendants moved to dismiss the Complaint for failure to state a claim, and on January 13, 2025, the Co-Lead Plaintiffs filed their answering brief in opposition to the motions to dismiss. Defendants' reply briefs were due on February 28, 2025. The Court scheduled oral argument on the motions to dismiss for April 17, 2025. On July 21, 2025, the Court issued a telephonic bench ruling, granting in part and denying in part Defendants' motion to dismiss. The Court allowed the breach of fiduciary duty and unjust enrichment claims to proceed as to the directors and officers of Atlas Crest (with the exception of one director who was dismissed) and the sponsor, but narrowed the scope of the surviving claims as to all remaining Defendants. The Court also dismissed the aiding and abetting and unjust enrichment claims against the foregoing Moelis entities, Archer and the Archer co-founders.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock is traded on the New York Stock Exchange under the symbol "MC." There is no publicly traded market for our Class B common stock, which is held by Moelis & Company Partner Holdings LP.

As of February 12, 2026, there were approximately 81 holders of record of our Class A common stock. This does not include the number of shareholders that hold shares in "street‑name" through banks or broker‑dealers.

Dividend Policy

Since the IPO in April 2014, the Company has regularly declared and paid quarterly dividends and plans to continue paying regularly quarterly dividends. During February 2026, the Board of Directors of Moelis & Company declared a quarterly dividend of $0.65 per share. The $0.65 per share will be paid on March 26, 2026 to Class A common stockholders of record on February 17, 2026.

Concurrent with the payment of dividends to the holders of Class A common stock, the Company generally pays dividend equivalents, in the form of unvested restricted stock units ("RSU") to RSU holders. RSUs are typically granted as part of annual incentive compensation and to new hires. The dividend equivalents have the same vesting and delivery terms as the underlying RSUs.

The declaration and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account: general economic and business conditions; our financial condition and operating results; our available cash and current anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders; and such other factors as our board of directors may deem relevant.

Stock Performance

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent we specifically incorporate it by reference into such filing. Our stock price performance shown in the graph below is not indicative of future stock price performance.

The stock performance graph below compares the performance of an investment in our Class A common stock, from December 31, 2020 through December 31, 2025, with that of the S&P 500 Index and the S&P Financial Index. The graph assumes $100 was invested at the close of business on December 31, 2020. It also assumes that dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



COMPARISON OF HISTORICAL RETURNS AMONG MOELIS & COMPANY CLASS A COMMON STOCK, S&P 500 INDEX AND S&P 500 FINANCIALS INDEX

Share Repurchases in the Fourth Quarter of 2025

The following table sets forth information regarding the Company's purchases of its Class A common stock on a monthly basis during the fourth quarter of 2025. Share repurchases are recorded on a trade date basis.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Shares Purchased as Part of Publicly Announced Plans or Programs(2)(3)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan or Programs(2)(3)
October 1 - October 31	90,000	$ 64.55	90,000	$ 40.8 million
November 1 - November 30	626,952	62.73	626,257	1.5 million
December 1 - December 31	14,675	67.11	—	1.5 million
Total	731,627	$ 63.04	716,257	$ 1.5 million

(1) These include share purchases arising from net settlement of equity awards to satisfy minimum tax obligations.
(2) In July 2021, the Board of Directors authorized the repurchase of up to $100 million of shares of Class A common stock and/or Class A partnership units of Group LP with no expiration date. In February 2026, the Board of Directors authorized the repurchase of up to $300 million of Class A common stock and/or Class A partnership units of Group LP with no expiration date. See Note 9 for more information on the share repurchase plan.
(3) Under this share repurchase program, shares may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise. The timing and the actual number of shares repurchased will be opportunistic and measured in nature and will depend on a variety of factors, including price and market conditions.

Equity Compensation Plan Information

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Equity Compensation Plan Information."

Item 6.   Selected Financial Data

Not Applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 10‑K. Actual results and the timing of events may differ significantly from those expressed or implied in such forward‑looking statements due to a number of factors, including those set forth in the sections entitled "Risk Factors" and "Special Note Regarding Forward‑Looking Statements" and elsewhere in this Form 10‑K.

Executive Overview

Moelis & Company is a leading global independent investment bank that provides innovative strategic advice and solutions to a diverse client base, including corporations, governments, and financial sponsors. We assist our clients in achieving their strategic goals by offering comprehensive integrated financial advisory services across all major industry sectors. With over 20 locations in North and South America, Europe, the Middle East, Asia and Australia, we advise clients on their most critical decisions, including mergers and acquisitions, recapitalizations and restructurings, capital markets transactions, and other corporate finance matters. Our ability to provide confidential, independent advisory services to our clients across sectors and regions and through all phases of the business cycle has led to long-term client relationships and a diversified revenue base.

As of December 31, 2025, we served our clients globally with 1,012 advisory bankers. We generate revenues primarily from providing advisory services on transactions that are subject to individually negotiated engagement letters which set forth our fees. We generally generate fees at key transaction milestones, such as closing, the timing of which is outside of our control. As a result, revenues and net income in any period may not be indicative of full year results or the results of any other period and may vary significantly from year to year and quarter to quarter. The performance of our business depends on the ability of our professionals to build relationships with clients over many years by providing trusted advice and exceptional transaction execution.

Business Environment and Outlook

Economic and global financial conditions can materially affect our operational and financial performance. See "Risk Factors" elsewhere in this Form 10‑K for a discussion of some of the factors that can affect our performance. The M&A market data for announced and completed transactions in 2025 and 2024 referenced throughout this Form 10-K was obtained from LSEG - Financial Technology & Data (formerly known as Refinitiv), as of January 5, 2026 and January 6, 2025, respectively.

For the year ended December 31, 2025, we earned GAAP revenues of $1,516.8 million compared with $1,194.5 million earned during the same period in 2024. This represents an increase of 27% compared to a 7% increase in the number of global completed M&A transactions greater than $100 million in the same period.

Our new business origination and deal activity are strong. The breadth and depth of M&A activity that emerged in late 2025 is expanding. Strategic acquirers are becoming more active as corporate boards demonstrate increased willingness to pursue larger, transformational transactions to enhance scale and address ongoing technological change. Financial sponsor activity is also increasing, supported by improved valuation alignment and the need to deploy and return capital to investors. Activity in our capital structure advisory business continues to be driven by liability management assignments and we anticipate more traditional restructurings as prior liability management solutions run their course. Our capital markets business has experienced significant growth, benefiting from increased investor risk appetite across growth-oriented sectors with strong capabilities in both the public and private markets. Following substantial investment in 2025, our private capital advisory business is gaining meaningful traction as the GP-led secondaries market continues to hit record levels.

Recent geopolitical events and market volatility may impact transaction activity levels and the timing of our revenues. However, we believe we are well-positioned to navigate these dynamic markets given our diversified capabilities, strong balance sheet, substantial liquidity and zero debt.

Results of Operations

The following is a discussion of our results of operations for the years ended December 31, 2025 and 2024. For a discussion of our results of operations for the year ended December 31, 2023, refer to "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the year ended December 31, 2024.

($ in thousands)	Year Ended December 31,			Variance	
	2025	2024	2023	2025 vs 2024	2024 vs 2023
Revenues	$ 1,516,796	$ 1,194,545	$ 854,748	27%	40%
Expenses:					
Compensation and benefits	1,017,076	830,151	714,749	23%	16%
Non-compensation expenses	225,857	191,449	180,351	18%	6%
Total operating expenses	1,242,933	1,021,600	895,100	22%	14%
Operating income (loss)	273,863	172,945	(40,352)	58%	N/M
Other income and (expenses)	53,608	23,067	11,205	132%	106%
Income (loss) before income taxes	327,471	196,012	(29,147)	67%	N/M
Provision (benefit) for income taxes	67,854	44,521	(1,631)	52%	N/M
Net income (loss)	$ 259,617	$ 151,491	$ (27,516)	71%	N/M

N/M = not meaningful

Revenues

We operate in a highly competitive environment. Each revenue‑generating engagement is separately solicited, awarded and negotiated, and there are usually no long‑term contracted sources of revenue. As a consequence, our fee‑paying client engagements are not predictable, and high levels of revenues in one period are not necessarily predictive of continued high levels of revenues in future periods. To develop new business, our professionals maintain an active dialogue with a large number of existing and potential clients. We add new clients each year as our bankers continue to expand their relationships, as we hire senior bankers who bring their client relationships and as we receive introductions from our relationship network of senior executives, board members, attorneys and other third parties. We also lose clients each year as a result of the sale or merger of clients, changes in clients' senior management, competition from other financial services firms and other causes.

We earn substantially all of our revenues from advisory engagements, and, in many cases, we are not paid until the completion of an underlying transaction. The vast majority of our advisory revenues are recognized over time, although the recognition of our transaction fees are constrained until the engagement is substantially complete.

Complications that may terminate or delay a transaction include failure to agree upon final terms with the counterparty, failure to obtain required regulatory consents, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions or unexpected operating or financial problems related to either party to the transaction. In these circumstances, we often do not receive advisory fees that would have been received if the transaction had been completed, despite the fact that we may have devoted considerable time and resources to the transaction. Barriers to the completion of a restructuring transaction may include a lack of anticipated bidders for the assets of our client, or the inability of our client to restructure its operations, or indebtedness due to a failure to reach agreement with its creditors. In these circumstances, our fees are generally limited to monthly retainer fees and reimbursement of certain out‑of‑pocket expenses.

We do not allocate our revenue by the type of advice we provide because of the complexity of the transactions on which we may earn revenue and our holistic approach to client service. For example, a restructuring engagement may evolve to require a sale of all or a portion of the client, M&A assignments can develop from relationships established on prior restructuring engagements, and capital markets expertise can be instrumental on both M&A and restructuring assignments.

Year Ended December 31, 2025 versus 2024

Revenues were $1,516.8 million for the year ended December 31, 2025 compared with $1,194.5 million for the same period in 2024, representing an increase of 27%. The increase in revenues was driven by an increase in the average fees per completed transaction as compared to the prior year period.

For the years ended December 31, 2025 and 2024, we earned revenues from 363 clients and 406 clients, respectively, but more importantly, the number of clients that paid fees equal to or greater than $1 million was 254 clients and 241 clients, respectively.

Operating Expenses

The following table sets forth information relating to our operating expenses:

($ in thousands)	Year Ended December 31,			Variance	
	2025	**2024**	**2023**	**2025 vs 2024**	**2024 vs 2023**
Expenses:					
Compensation and benefits	$1,017,076	$ 830,151	$ 714,749	23%	16%
% of revenues	*67%*	*69%*	*84%*		
Non-compensation expenses	$ 225,857	$ 191,449	$ 180,351	18%	6%
% of revenues	*15%*	*16%*	*21%*		
Total operating expenses	$1,242,933	$1,021,600	$ 895,100	22%	14%
% of revenues	*82%*	*86%*	*105%*		

Our operating expenses are classified as compensation and benefits expenses and non-compensation expenses. Compensation and benefits expenses account for the majority of our operating expenses. Non-compensation expenses, which include the costs of professional fees, travel and related expenses, communication, technology and information services, occupancy, depreciation and other expenses, generally have been less significant in comparison with compensation and benefits expenses.

Year Ended December 31, 2025 versus 2024

Operating expenses were $1,242.9 million for the year ended December 31, 2025 and represented 82% of revenues, compared with $1,021.6 million for the same period in 2024 which represented 86% of revenues. The increase in operating expenses was primarily driven by increased compensation and benefits expense associated with higher revenues compared to the prior period.

Compensation and Benefits Expenses

Our compensation and benefits expenses are determined by management based on revenues earned, the results from investments where our employees and the Moelis advisory platform contributed meaningfully to the acquisition of the asset, the competitiveness of the prevailing labor market and anticipated compensation requirements for our employees, the level of recruitment of new Managing Directors and other bankers, the amount of compensation expenses amortized related to equity awards and other relevant factors. As a result, our compensation expenses may fluctuate materially in any particular period. Accordingly, the amount of compensation expenses recognized in any particular period may not be consistent with prior periods or indicative of future periods.

Our compensation expenses consist of base salary and benefits, annual incentive compensation payable as cash bonus awards, including certain amounts subject to clawback and contingent upon a required period of service ("contingent cash awards") and amortization of equity-based compensation awards. Base salary and benefits are paid ratably throughout the year. Equity awards are amortized into compensation expenses on a graded basis (based upon the fair value of the award at the time of grant) during the service period (adjusted for retirement eligibility) over which the award vests, which is typically four or five years. The awards are recorded within equity as they are expensed. Contingent cash awards are amortized into compensation expenses over the required service period. Incentive compensation, which is accrued throughout the year, is discretionary and dependent upon a number of factors including the performance of the Company and is generally awarded and paid during the first two months subsequent to the performance year. The number of equity units granted as a component of the annual incentive award is determined with reference to the Company's grant date fair value.

Year Ended December 31, 2025 versus 2024

For the year ended December 31, 2025, compensation-related expenses of $1,017.1 million represented 67% of revenues, compared with $830.2 million which represented 69% of revenues in the prior year. The increase in compensation and benefits is primarily attributable to a higher discretionary bonus expense accrual, as a result of higher revenues earned, and increased headcount as compared to the prior year period. As a percentage of revenues, compensation related expenses decreased as compared to the prior year period due to greater revenues.

Non‑Compensation Expenses

Our non-compensation expenses include the costs of occupancy, professional fees, communication, technology and information services, travel and related expenses, depreciation and other expenses.

Historically, our non-compensation expenses have increased as we have increased headcount which results from growing our business. This trend of growth in non-compensation expense may continue as we expand into new sectors, geographies and products to serve our clients' growing needs.

Year Ended December 31, 2025 versus 2024

For the year ended December 31, 2025, non-compensation expenses of $225.9 million represented 15% of revenues, compared with $191.4 million, which represented 16% of revenues in the prior year period. The increase in non-compensation expenses is primarily related to increased deal-related travel and entertainment expenses, communication and technology expenses, and occupancy expenses driven by increased headcount.

Other Income and Expenses

Other income and expenses consists of earnings from equity method investments, gains and losses on investments, interest income and expense, and other infrequent gains or losses.

Year Ended December 31, 2025 versus 2024

Other income and expenses was income of $53.6 million and $23.1 million for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, the income was primarily related to $20.6 million in income and net gains on financial assets, a gain of $19.1 million from the sale of 5,000,000 shares of our investment in MA Financial, $6.5 million in income associated with the forfeiture or return of compensation by former employees, and $5.2 million in income from the Company's investment in MA Financial. In the prior year, the income was primarily related to $12.4 million in income and net gains on financial assets, a $7.0 million gain on the sale of 5,000,000 shares of our investment in MA Financial, and $3.3 million from the Company's share of earnings in MA Financial.

Provision for Income Taxes

The Company's operations are comprised of entities that are organized as limited liability companies and limited partnerships. For U.S. federal income tax purposes, taxes related to income earned by these entities represent obligations of their interest holders, except for certain foreign, state and local income taxes (for example, the New York City unincorporated business tax ("UBT")). The Company is subject to U.S. corporate, federal, state, and local income tax on its allocable share of results of operations from Group LP.

Year Ended December 31, 2025 versus 2024

The Company's provision for income taxes and effective tax rates were $67.9 million and 21% and $44.5 million and 23% for the years ended December 31, 2025 and 2024, respectively. The income tax provision for the aforementioned periods primarily reflects the Company's allocable share of operating results from Group LP at the prevailing U.S. federal, state, and local corporate income tax rate, offset by the effect of the excess tax benefit recognized in connection with the delivery of equity-based compensation at an appreciated price above the grant date price for such equity.

Liquidity and Capital Resources

Our current assets have historically been comprised of cash, short-term liquid investments and receivables related to fees earned from providing advisory services. Our current liabilities are primarily comprised of accrued expenses, including accrued employee compensation. We pay a significant portion of incentive compensation during the first two months of each calendar year with respect to the prior year's results. We also distribute estimated partner tax payments primarily in the first quarter of each year with respect to the prior year's operating results. Therefore, levels of cash generally decline during the first quarter of each year after incentive compensation has been paid to our employees and estimated tax payments have been distributed to partners. Cash before dividends and share buybacks then typically builds over the remainder of the year.

We evaluate our cash needs on a regular basis in light of current market conditions. Cash and cash equivalents include all short term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2025 and 2024, the Company had cash equivalents of $427.8 million and $350.9 million, respectively, invested primarily in U.S. and U.K. sovereign debt securities, money market funds, and certificates of deposit. Additionally, as of December 31, 2025 and 2024, the Company had cash of $80.8 million and $61.5 million, respectively, maintained in U.S. and non‑U.S. bank accounts, of which most bank account balances exceeded the U.S. Federal Deposit Insurance Corporation ("FDIC") and U.K. Financial Services Compensation Scheme ("FSCS") coverage limits.

In addition to cash and cash equivalents, we hold sovereign debt securities and certificates of deposit, which are both highly-liquid instruments in active markets, that are classified as investments on our consolidated statements of financial condition as they have original maturities of three months or more from the date of purchase. As of December 31, 2025, and 2024, the Company held $340.2 million and $147.9 million of investments, respectively, primarily composed of sovereign debt securities.

Our liquidity is highly dependent upon cash receipts from clients which generally requires the successful completion of transactions. The timing of receivable collections typically occurs within 60 days of billing. As of December 31, 2025, and 2024, accounts receivable were $82.2 million and $51.4 million, respectively, net of allowances of $2.1 million and $1.7 million, respectively.

To provide for additional working capital and other general corporate purposes, we maintain two revolving credit facilities with aggregate base credit commitments of $50.0 million. The facility for corporate purposes has a base credit commitment of $5.0 million, and we can request a temporary increase of the credit amount by up to $45.0 million, not to exceed the capacity available under the FINRA credit line discussed below. This option may be exercised up to two times per year during the twelve-month term of the credit line. Upon lender approval, this facility can be extended past the maturity date of May 24, 2026 to June 30, 2027. The Company incurs a 0.25% per annum fee on the amount of the unused commitment. Advances on the facility bear interest at the greater of a fixed rate of 3.50% per annum or at the Company's option of (i) SOFR plus 1.3% or (ii) Prime minus 1.50%.

As of December 31, 2025, the Company had no borrowings under the $5.0 million credit facility and the Company's available committed credit, net of the FINRA credit line capacity, was $4.4 million as a result of the issuance of an aggregate amount of $0.6 million of various standby letters of credit, which were required in connection with certain office leases and other agreements.

In addition, Moelis & Company LLC ("U.S. Broker Dealer") maintains a $45.0 million revolving credit facility agreement pre-approved by FINRA to provide additional regulatory capital as necessary. Under the facility, U.S. Broker Dealer may borrow capital until May 23, 2026, the end of the credit period, and must repay aggregate principal balances by the maturity date of May 24, 2027. The Company incurs a 0.25% per annum fee on the amount of the unused commitment. Borrowings on the facility bear interest equal to the Prime rate, payable quarterly in arrears on the last day of March, June, September, and December of each calendar year. U.S. Broker Dealer had no borrowings under the credit facility and the available committed credit under this facility was $45.0 million as of December 31, 2025.

During February 2026, the Board of Directors of Moelis & Company declared a regular quarterly dividend of $0.65 per share. The $0.65 per share will be paid on March 26, 2026 to Class A common stockholders of record on February 17, 2026. During the year ended December 31, 2025, the Company paid aggregate dividends of $2.60 per share.

During the years ended December 31, 2025 and 2024, the Company repurchased 1,133,371 shares and 196,416 shares, respectively, pursuant to the Company's share repurchase program and from its employees for the purpose of settling tax liabilities incurred upon delivery of equity-based compensation awards. In July 2021, the Board of Directors authorized the repurchase of up to $100 million of shares of Class A common stock and/or Class A partnership units of Group LP with no expiration date. The dollar value of shares that may yet be purchased under the program was $1.5 million as of December 31, 2025. On February 4, 2026, the Board of Directors authorized the repurchase of an additional $300 million of Class A common stock and/or Class A partnership units of Group LP with no expiration date, bringing total repurchase authorization to $301.5 million.

Regulatory Capital

We actively monitor our regulatory capital base. Our principal subsidiaries are subject to regulatory requirements in their respective jurisdictions to ensure general financial soundness and liquidity. This requires, among other things, that we comply with certain minimum capital requirements, record‑keeping, reporting procedures, experience and training requirements for employees and certain other requirements and procedures. These regulatory requirements may restrict the flow of funds to and from affiliates. See Note 11 of the consolidated financial statements for further information. These regulations differ in the United States, United Kingdom, Hong Kong and other countries in which we operate a registered broker‑dealer. The license under which we operate in each such country is meant to be appropriate to conduct an advisory business. We believe that we provide each of our subsidiaries with sufficient capital and liquidity, consistent with their business and regulatory requirements.

Tax Receivable Agreement

In connection with the IPO in April 2014, we entered into a tax receivable agreement with our eligible Managing Directors that provides for the payment to eligible Managing Directors of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize as a result of (a) the increases in tax basis attributable to exchanges by our eligible Managing Directors and (b) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement. The Company expects to benefit from the remaining 15% of income tax cash savings, if any, that we realize.

For purposes of the tax receivable agreement, income tax cash savings will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the tangible and intangible assets of Group LP as a result of the exchanges and had we not entered into the tax receivable agreement. The term of the tax receivable agreement commenced upon consummation of the IPO and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement.

Payments made under the tax receivable agreement are required to be made within 225 days of the filing of our tax returns. Because we generally expect to receive the tax savings prior to making the cash payments to the eligible selling holders of Group LP partnership units, we do not expect the cash payments to have a material impact on our liquidity.

In addition, the tax receivable agreement provides that, upon a merger, asset sale, or other form of business combination or certain other changes of control or if, at any time, we elect an early termination of the tax receivable agreement, our (or our successor's) obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control or early termination) will be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement, and, in the case of an early termination election, that any units that have not been exchanged are deemed exchanged for the market value of the Class A common stock at the time of termination. Consequently, it is possible, in these circumstances, that the actual cash tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments.

Cash Flows

Our operating cash flows are primarily influenced by the amount and timing of receipt of advisory fees, which are generally collected within 60 days of billing, and the payment of operating expenses, including payments of incentive compensation to our employees. We pay a significant portion of incentive compensation during the first two months of each calendar year with respect to the prior year's results. Our investing and financing cash flows are primarily influenced by activities to fund investments and payments of dividends and estimated partner taxes. A summary of our operating, investing and financing cash flows is as follows:

($ in thousands)	Year Ended December 31,		
	2025	2024	2023
Cash provided by (used in)			
Operating activities:			
Net income (loss)	$ 259,617	$ 151,491	$ (27,516)
Non-cash charges	260,559	195,156	151,942
Other operating activities	56,121	80,838	34,046
Total operating activities	576,297	427,485	158,472
Investing activities	(195,972)	17,112	48,574
Financing activities	(283,896)	(215,105)	(229,173)
Effect of exchange rate changes	(243)	(3,528)	1,803
Net increase (decrease) in cash	96,186	225,964	(20,324)
Cash, cash equivalents, and restricted cash, beginning of period	413,179	187,215	207,539
Cash, cash equivalents, and restricted cash, end of period	$ 509,365	$ 413,179	$ 187,215

Year Ended December 31, 2025

Cash, cash equivalents and restricted cash were $509.4 million as of December 31, 2025, an increase of $96.2 million from $413.2 million as of December 31, 2024. Operating activities resulted in a net inflow of $576.3 million primarily attributable to cash collected from clients, net of cash operating outflows, including discretionary bonuses paid during the period. Investing activities resulted in a net outflow of $196.0 million primarily attributable to net purchases of investments. Financing activities resulted in a net outflow of $283.9 million primarily related to the payment of dividends and tax distributions and treasury stock purchases.

Year Ended December 31, 2024

Cash, cash equivalents and restricted cash were $413.2 million as of December 31, 2024, an increase of $226.0 million from $187.2 million as of December 31, 2023. Operating activities resulted in a net inflow of $427.5 million primarily attributable to cash collected from clients, net of cash operating outflows, including discretionary bonuses paid during the period. Investing activities resulted in a net inflow of $17.1 million primarily attributable to net proceeds from the sale of investments. Financing activities resulted in a net outflow of $215.1 million primarily related to the payment of dividends and tax distributions and treasury stock purchases.

Contractual Obligations

As of December 31, 2025, the Company has a total payable of $301.1 million due pursuant to the tax receivable agreement in the consolidated financial statements and of this amount, an estimated $32.2 million will be due in less than one year. These amounts represent management's best estimate of the amounts currently expected to be owed under the tax receivable agreement. Payments made under the tax receivable agreement are required to be made within 225 days of the filing of our tax returns. We generally expect to receive the tax savings prior to making the cash payments to the eligible selling holders of Group LP partnership units. The Company made a payment of $0.3 million pursuant to the tax receivable agreement during 2025.

Additionally, the Company has contractual obligations related to its leases for corporate office space and an aircraft. See Note 12 to the consolidated financial statements for details regarding when these obligations are due.

Market Risk and Credit Risk

Our business is not capital‑intensive and we do not invest in derivative instruments or, generally, borrow through issuing debt. As a result, we are not subject to significant market risk (including interest rate risk, foreign currency exchange rate risk and commodity price risk) or credit risk.

Risks Related to Cash and Short-Term Investments

Our cash and cash equivalents include all short‑term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. We invest most of our cash in U.S. and U.K. sovereign debt securities and money market securities. Cash is maintained in U.S. and non‑U.S. bank accounts. Most U.S. and U.K. account balances exceed the FDIC and FSCS coverage limits. Nearly all of our cash balance is held at institutions or at subsidiaries of institutions labeled as global systemically important banks by the Financial Stability Board. Despite the importance of these institutions, there can be no assurance of governmental or regulatory intervention to guarantee our uninsured deposits. In addition to cash and cash equivalents, we hold sovereign debt securities that are classified as investments on our consolidated statement of financial condition as they have original maturities of three months or more (but less than twelve months) from the date of purchase. We believe our cash and short‑term investments are not subject to any material interest rate risk, equity price risk, credit risk or other market risk.

Credit Risk

We regularly review our accounts receivable and allowance for credit losses by considering factors such as historical experience, credit quality, age of the accounts receivable, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company. We maintain an allowance for credit losses that, in our opinion, provides for an adequate reserve to cover losses that may be incurred. See "—Critical Accounting Policies and Estimates—Accounts Receivable and Allowance for Credit Losses."

Exchange Rate Risk

The Company is exposed to the risk that the exchange rate of the U.S. dollar relative to other currencies may have an adverse effect on the reported value of the Company's non‑U.S. dollar denominated assets and liabilities. Non‑functional currency‑related transaction gains and losses are recorded in the consolidated statements of operations. In addition, the reported amounts of our revenues and other income from investments may be affected by movements in the rate of exchange between the pound sterling, euro, Brazilian real, Hong Kong dollar, Israeli shekel, rupee, Australian dollar, Saudi riyal and the U.S. dollar, in which our financial statements are denominated. For the years ended December 31, 2025 and 2024, the net impact of the fluctuation of foreign currencies in other comprehensive income (loss) in the consolidated statements of comprehensive income were losses of $0.4 million and $3.1 million, respectively, primarily from the fluctuations of foreign currencies. We have not entered into any transactions to hedge our exposure to these foreign currency fluctuations through the use of derivative instruments or other methods.

Critical Accounting Policies and Estimates

We believe that the critical accounting policies and estimates included below represent those that are most important to the presentation of our financial condition and results of operations and require management's most difficult, subjective and complex judgment.

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period for which they are determined to be necessary.

Revenue and Expense Recognition

We earn substantially all of our revenues by providing advisory services on mergers and acquisitions, recapitalizations and restructurings, capital markets transactions, private fundraisings and secondary transactions, and other corporate finance matters. The Company also acts as an underwriter of certain securities offerings. We provide our advisory services on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. In many cases, we are not paid until the completion of an underlying transaction.

The Company recognizes the vast majority of its advisory services revenue over time, including reimbursements for certain out-of-pocket expenses, when or as our performance obligations are fulfilled and collection is reasonably assured. The determination of whether revenues are recognized over time or at a point in time depends upon the type of service being provided and the related performance obligations. We identify the performance obligations in our engagement letters and determine which services are distinct (i.e. separately identifiable and the client could benefit from such service on its own). We allocate the transaction price to the respective performance obligations by estimating the amount of consideration we expect in exchange for providing each service. Both the identification of performance obligations and the allocation of transaction price to the respective performance obligations requires significant judgment.

During such advisory engagements, our clients are continuously benefitting from our advice and the over time recognition matches the transfer of such benefits. However, the recognition of transaction fees, which are variable in nature, is constrained until substantially all services have been provided, specified conditions have been met (e.g. transaction closing) and it is probable that a significant reversal of revenue will not occur in a future period. Upfront fees and retainers specified in our engagement letters that meet the over time criteria will be recognized on a systematic basis over the estimated period where the related services are performed.

With respect to fairness opinions, fees are fixed and delivering the opinion is a separate performance obligation from other advisory services that may be promised under the same engagement letter; as such these revenues are recognized at a point in time when the engagement is formally completed and the client can obtain substantially all of the benefits from the service. Similarly, underwriting engagements are typically a single performance obligation and fees are generally recognized as revenue when the offering has been deemed to be completed by the lead manager of the underwriting group. In these instances, point in time recognition appropriately matches the transfer and consumption of our services.

Incremental costs of obtaining a contract are expensed as incurred since such costs are generally not recoverable and the typical duration of our advisory contracts is less than one year. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing our advisory services and are typically expensed as incurred, except where the transfer and consumption of our services occurs at a point in time. For engagements recognized at a point in time, out-of-pocket expenses are capitalized and subsequently expensed in the consolidated statement of operations upon completion of the engagement. The Company records deferred revenues when it receives fees from clients that have not yet been earned (e.g. an upfront fee) or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g. upon satisfying conditions to earn an announcement fee, but before the transaction is consummated).

Accounts Receivable and Allowance for Credit Losses

The accompanying consolidated statements of financial condition present accounts receivable balances net of allowance for credit losses based on the Company's assessment of the collectability of customer accounts.

The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover its current expectation of future losses as of the reporting date. For purposes of determining appropriate allowances, the Company stratifies its population of accounts receivable into two categories, one for short-term receivables and a second for private capital advisory receivables. Each population is separately evaluated using an aging method that results in a percentage reserve based on the age of the receivable, in addition to considerations of historical write-offs and current economic conditions.

After concluding that a reserved accounts receivable is no longer collectible, the Company will write-off the receivable. This has the effect of reducing both the gross receivable and the allowance for credit losses. If a reserved accounts receivable is subsequently collected, such reversals reduce the gross receivable and the allowance for credit losses and is a reduction of bad debt expense, which is recorded within other expenses on the consolidated statement of operations. The combination of reversals and the provision for credit losses of a reported period comprise the Company's bad debt expense.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, "*Accounting for Income Taxes*" ("ASC 740"), which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities by applying the enacted tax rates in effect for the year in which the differences are expected to reverse. Such net tax effects on temporary differences are reflected on the Company's consolidated statements of financial condition as deferred tax assets. Deferred tax assets are reduced by a valuation allowance when the Company believes that it is more‑likely‑than‑not that some portion or all of the deferred tax assets will not be realized.

ASC 740 prescribes a two‑step approach for the recognition and measurement of tax benefits associated with the positions taken or expected to be taken in a tax return that affect amounts reported in the financial statements. The Company has reviewed and will continue to review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof. For the years ended December 31, 2025 and 2024, no unrecognized tax benefit was recorded. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes as a result of the evaluation of new information, such change in estimate will be recorded in the period in which such determination is made. The Company reports income tax‑related interest and penalties relating to uncertain tax positions, if applicable, as a component of income tax expense. For the years ended December 31, 2025 and 2024, no such amounts were recorded.

Recent Accounting Developments

For a discussion of recently issued accounting developments and their impact or potential impact on our consolidated financial statements, see Note 3—Recent Accounting Pronouncements, of the consolidated financial statements included in this Form 10‑K.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative disclosures about market risk are set forth above in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk and Credit Risk."

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Moelis & Company and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework (2013).* Based on management's assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's independent registered public accounting firm has issued its written attestation report on the Company's internal control over financial reporting, as included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Moelis & Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Moelis & Company and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 and the related notes of the Company and our report dated February 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Moelis & Company

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Moelis & Company and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue— Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company recognizes revenues from transaction fees as obligations are fulfilled and collection is reasonably assured. However, the recognition of transaction fees is constrained until substantially all services have been provided, specified conditions have been met and it is probable a revenue reversal will not occur in a future period. In certain instances, transaction fees may meet the criteria for recognition during a given reporting period although the transaction closed subsequent to the reporting period-end date. The accounting for these instances involves significant management judgment, particularly as it relates to assessing whether

(1) all conditions to recognize revenue have been met prior to the transaction closing and (2) it is probable a significant revenue reversal will not occur in a future period.

We identified the recognition of transaction fees at year end as a critical audit matter because of the judgment required to assess whether (1) all conditions to recognize revenue have been met prior to the transaction closing and (2) it is probable a significant revenue reversal will not occur in a future period. As such, auditing these transactions involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to assessing the reporting period in which transaction fees were recognized included the following, among others:

- We tested the design and operating effectiveness of the Company's controls over revenue recognition, including controls over the Company's assessment of transactions that closed subsequent to the period-end date which might meet the criteria for recognition during the year ended December 31, 2025.

- We selected a sample of revenue transactions recognized shortly before and after the period-end date, and performed the following procedures:

  - Evaluated whether all conditions to recognize revenue had been met as of the period-end date and management's assertion it was probable a significant revenue reversal would not occur in the future, including (1) inquiry of management and (2) examination of documentation surrounding the transaction, including correspondence with parties outside of the Company and with members of the advisory deal teams.

  - Compared the revenue recognized to the consideration received or expected to be received based on the terms included in the engagement letter and any modifications agreed upon with customers.

/s/ DELOITTE & TOUCHE LLP

New York, New York

February 26, 2026

We have served as the Company's auditor since 2008.

Moelis & Company

Consolidated Statements of Financial Condition

(dollars in thousands, except per share amounts)

	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 508,595	$ 412,467
Restricted cash	770	712
Receivables:		
Accounts receivable, net of allowance for credit losses of $2,125 and $1,666 as of December 31, 2025 and December 31, 2024, respectively	82,188	51,404
Accrued and other receivables	28,738	22,305
Total receivables	110,926	73,709
Deferred compensation	32,029	18,382
Investments	369,072	184,601
Right-of-use assets	216,865	180,370
Equipment and leasehold improvements, net	89,787	65,451
Deferred tax assets	370,685	410,512
Prepaid expenses and other assets	41,956	32,732
Total assets	$ 1,740,685	$ 1,378,936
Liabilities and Equity		
Compensation payable	$ 439,394	$ 346,323
Accounts payable, accrued expenses and other liabilities	43,630	33,597
Amount due pursuant to tax receivable agreement	301,053	290,813
Deferred revenue	9,076	5,585
Lease liabilities	267,155	223,235
Total liabilities	1,060,308	899,553
Commitments and Contingencies (See Note 12)		
Class A common stock, par value $0.01 per share (1,000,000,000 shares authorized, 84,935,154 issued and 73,420,907 outstanding at December 31, 2025; 1,000,000,000 authorized, 80,970,827 issued and 70,589,951 outstanding at December 31, 2024)	849	810
Class B common stock, par value $0.01 per share (1,000,000,000 shares authorized, 4,191,326 issued and outstanding at December 31, 2025; 1,000,000,000 authorized, 4,331,619 issued and outstanding at December 31, 2024)	42	43
Treasury stock, at cost; 11,514,247 and 10,380,876 shares at December 31, 2025 and December 31, 2024, respectively	(536,292)	(461,701)
Additional paid-in-capital	1,912,193	1,730,838
Retained earnings (accumulated deficit)	(801,234)	(821,650)
Accumulated other comprehensive income (loss)	(7,119)	(6,734)
Total Moelis & Company equity	568,439	441,606
Noncontrolling interests	111,938	37,777
Total equity	680,377	479,383
Total liabilities and equity	$ 1,740,685	$ 1,378,936

See notes to the consolidated financial statements.

Moelis & Company

Consolidated Statements of Operations

(dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2025	2024	2023
Revenues	$ 1,516,796	$ 1,194,545	$ 854,748
Expenses			
Compensation and benefits	1,017,076	830,151	714,749
Occupancy	35,169	29,908	28,608
Professional fees	29,768	27,056	32,796
Communication, technology and information services	56,850	50,573	45,978
Travel and related expenses	57,670	40,054	37,005
Depreciation and amortization	11,879	10,444	8,317
Other expenses	34,521	33,414	27,647
Total expenses	1,242,933	1,021,600	895,100
Operating income (loss)	273,863	172,945	(40,352)
Other income and (expenses)	53,608	23,067	11,205
Income (loss) before income taxes	327,471	196,012	(29,147)
Provision (benefit) for income taxes	67,854	44,521	(1,631)
Net income (loss)	259,617	151,491	(27,516)
Net income (loss) attributable to noncontrolling interests	26,580	15,471	(2,816)
Net income (loss) attributable to Moelis & Company	$ 233,037	$ 136,020	$ (24,700)
Weighted-average shares of Class A common stock outstanding			
Basic	75,028,237	71,876,838	68,501,018
Diluted	79,232,743	76,611,948	68,501,018
Net income (loss) per share attributable to holders of shares of Class A common stock			
Basic	$ 3.11	$ 1.89	$ (0.36)
Diluted	$ 2.94	$ 1.78	$ (0.36)

See notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(dollars in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income (loss)	$ 259,617	$ 151,491	$ (27,516)
Foreign currency translation adjustment and other, net of tax	(424)	(3,069)	659
Other comprehensive income (loss)	(424)	(3,069)	659
Comprehensive income (loss)	259,193	148,422	(26,857)
Less: Comprehensive income (loss) attributable to noncontrolling interests	26,541	15,208	(2,758)
Comprehensive income (loss) attributable to Moelis & Company	$ 232,652	$ 133,214	$ (24,099)

See notes to the consolidated financial statements.

Moelis & Company

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities			
Net income (loss)	$ 259,617	$ 151,491	$ (27,516)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Bad debt expense (benefit)	739	1,646	1,099
Depreciation and amortization	11,879	10,444	8,317
Equity-based compensation	230,261	161,445	158,189
Deferred tax provision (benefit)	50,029	35,068	(4,292)
Gain on partial sale of equity method investment	(19,092)	(6,975)	—
Other	(13,257)	(6,472)	(11,371)
Changes in assets and liabilities:			
Accounts receivable	(31,236)	(1,835)	(4,014)
Accrued and other receivables	(5,517)	(2,754)	(3,900)
Prepaid expenses and other assets	(8,866)	(4,439)	5,317
Deferred compensation	(13,536)	(1,260)	(1,957)
Compensation payable	91,250	87,054	14,889
Accounts payable, accrued expenses and other liabilities	18,234	21	23,744
Deferred revenue	3,445	944	(3,125)
Dividends received from equity method investment	2,347	3,107	3,092
Net cash provided by (used in) operating activities	576,297	427,485	158,472
Cash flows from investing activities			
Purchases of investments	(524,754)	(169,457)	(210,579)
Proceeds from sales of investments	335,791	188,284	275,848
Note payments (issued to) employees	(845)	(6,580)	—
Note payments received from employees	250	—	—
Proceeds from partial sale of equity method investment	29,916	16,957	—
Purchases of equipment and leasehold improvements	(36,330)	(12,092)	(16,695)
Net cash provided by (used in) investing activities	(195,972)	17,112	48,574
Cash flows from financing activities			
Payments for dividends and tax distributions	(208,703)	(184,160)	(182,156)
Payments for treasury stock purchases	(74,591)	(10,842)	(47,002)
Payments under tax receivable agreement	(314)	(20,103)	—
Other distributions	(288)	—	(15)
Net cash provided by (used in) financing activities	(283,896)	(215,105)	(229,173)
Effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash	(243)	(3,528)	1,803
Net increase (decrease) in cash, cash equivalents, and restricted cash	96,186	225,964	(20,324)
Cash, cash equivalents, and restricted cash, beginning of period	413,179	187,215	207,539
Cash, cash equivalents, and restricted cash, end of period	$ 509,365	$ 413,179	$ 187,215
Supplemental cash flow disclosure			
Cash paid (received) during the period for:			
Income taxes, net	$ 9,300	$ 2,616	$ (3,625)
Other non-cash activity:			
Class A Partnership Units or other equity converted into Class A Common Stock	$ 2,767	$ 1,720	$ 704
Dividends in kind	$ 20,871	$ 20,187	$ 21,857
Non-cash settlement of accounts receivable	$ —	$ 261	$ —
Forfeiture of fully-vested stock-based awards	$ 6,461	$ 876	$ 889

See notes to the consolidated financial statements.

Moelis & Company
Consolidated Statements of Changes in Equity
(dollars in thousands, except share amounts)

	Shares: Class A Common Stock	Shares: Class B Common Stock	Shares: Treasury Stock	Class A Common Stock	Class B Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
Balance as of January 1, 2023	73,063,181	4,635,898	(9,076,777)	$ 730	$ 46	$ (403,857)	$ 1,412,795	$ (560,690)	$ (4,529)	$ 14,443	$ 458,938
Net income (loss)	—	—	—	$ —	$ —	$ —	$ —	$ (24,700)	$ —	$ (2,816)	$ (27,516)
Equity-based compensation	3,556,291	—	—	35	—	—	138,852	—	—	19,302	158,189
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	601	58	659
Dividends declared ($2.40 per share of Class A Common Stock) and tax distributions	—	—	—	—	—	—	21,857	(182,197)	—	(21,816)	(182,156)
Treasury Stock Purchases	—	—	(1,107,683)	—	—	(47,002)	—	—	—	—	(47,002)
Class A Partnership Units or other equity converted into Class A Common Stock	240,027	(146,120)	—	3	(1)	—	(627)	—	—	1,329	704
Equity-based payments to non-employees	—	—	—	—	—	—	1,550	—	—	—	1,550
Other	—	—	—	—	—	—	(725)	—	—	(179)	(904)
Balance as of December 31, 2023	76,859,499	4,489,778	(10,184,460)	$ 768	$ 45	$ (450,859)	$ 1,573,702	$ (767,587)	$ (3,928)	$ 10,321	$ 362,462
Net income (loss)	—	—	—	$ —	$ —	$ —	$ —	$ 136,020	$ —	$ 15,471	$ 151,491
Equity-based compensation	3,602,319	—	—	35	—	—	134,051	—	—	27,359	161,445
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(2,806)	(263)	(3,069)
Dividends declared ($2.40 per share of Class A Common Stock) and tax distributions	—	—	—	—	—	—	20,187	(189,164)	—	(15,183)	(184,160)
Treasury Stock Purchases	—	—	(196,416)	—	—	(10,842)	—	—	—	—	(10,842)
Class A Partnership Units or other equity converted into Class A Common Stock	509,009	(158,159)	—	7	(2)	—	2,398	—	—	(683)	1,720
Equity-based payments to non-employees	—	—	—	—	—	—	1,212	—	—	—	1,212
Other	—	—	—	—	—	—	(712)	(919)	—	755	(876)
Balance as of December 31, 2024	80,970,827	4,331,619	(10,380,876)	$ 810	$ 43	$ (461,701)	$ 1,730,838	$ (821,650)	$ (6,734)	$ 37,777	$ 479,383
Net income (loss)	—	—	—	$ —	$ —	$ —	$ —	$ 233,037	$ —	$ 26,580	$ 259,617
Equity-based compensation	3,410,148	—	—	34	—	—	166,984	—	—	63,243	230,261
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(385)	(39)	(424)
Dividends declared ($2.60 per share of Class A Common Stock) and tax distributions	—	—	—	—	—	—	20,155	(212,621)	—	(18,026)	(210,492)
Treasury Stock Purchases	—	—	(1,133,371)	—	—	(74,591)	—	—	—	—	(74,591)
Class A Partnership Units or other equity converted into Class A Common Stock	554,179	(140,293)	—	5	(1)	—	72	—	—	2,691	2,767
Equity-based payments to non-employees	—	—	—	—	—	—	605	—	—	—	605
Other	—	—	—	—	—	—	(6,461)	—	—	(288)	(6,749)
Balance as of December 31, 2025	84,935,154	4,191,326	(11,514,247)	$ 849	$ 42	$ (536,292)	$ 1,912,193	$ (801,234)	$ (7,119)	$ 111,938	$ 680,377

See notes to the consolidated financial statements.

Moelis & Company

Notes to the Consolidated Financial Statements

(dollars in thousands, except share amounts and where explicitly stated)

1. ORGANIZATION AND BASIS OF PRESENTATION

Moelis & Company and its consolidated subsidiaries (the "Company," "we," "our," or "us") is a leading global investment bank incorporated in Delaware. Prior to the Company's Initial Public Offering ("IPO"), the business operated as a Delaware limited partnership that commenced operations during 2007. Following the IPO, the operations are owned by Moelis & Company Group LP ("Group LP"), a U.S. Delaware limited partnership, and Group LP is controlled by Moelis & Company. Moelis & Company's shareholders are entitled to receive a portion of Group LP's economics through their direct ownership interests in shares of Class A common stock of Moelis & Company. The noncontrolling interest owners of Group LP (not Moelis & Company) receive economics of the operations primarily through their ownership interests in Group LP partnership units.

The Company's activities as an investment banking advisory firm constitute a single business segment offering clients, including corporations, financial sponsors and governments, a range of advisory services with expertise across all major industries in mergers and acquisitions, recapitalizations and restructurings and other corporate finance matters.

Basis of Presentation—The consolidated financial statements of Moelis & Company include its partnership interests in Group LP, its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC ("Group GP"), and its interests in its subsidiaries. Moelis & Company operates and controls all of the business and affairs of Group LP and its operating entity subsidiaries indirectly through its equity interest in Group GP. The Company operates through the following subsidiaries:

- Moelis & Company LLC ("U.S. Broker Dealer"), a Delaware limited liability company, a registered broker‑dealer with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").
- An equity method investment in MA Financial Group Limited ("MA Financial", previously known as Moelis Australia Limited), a public company listed on the Australian Securities Exchange.
- Moelis & Company Israel Ltd., a limited company incorporated in Israel.
- Moelis & Company International Holdings LLC ("Moelis International"), a Delaware limited liability company, owns the following entities and investments, directly or indirectly:
    - Moelis & Company UK LLP ("Moelis UK"), a limited liability partnership registered under the laws of England and Wales. In addition to the United Kingdom, Moelis UK maintains operations through the following branches:
        - Moelis & Company Europe Limited, Frankfurt am Main Branch (German branch)
        - Moelis & Company UK LLP, DIFC Branch (Dubai branch)
    - Moelis & Company London Limited, a private limited company registered under the laws of England and Wales.
    - Moelis & Company Asia Limited ("Moelis Asia"), a limited company incorporated in Hong Kong licensed under the Hong Kong Securities and Futures Ordinance to provide financial advisory services. In addition to Hong Kong, Moelis Asia maintains operations in Beijing, China through a wholly‑owned Chinese subsidiary, Moelis & Company Consulting (Beijing) Company Limited.

- Moelis & Company Netherlands B.V., a private limited company incorporated in Amsterdam, Netherlands. In addition to Amsterdam, Moelis Netherlands maintains operations in Paris, France through a branch, Moelis & Company Netherlands B.V. French Branch.

- Moelis & Company Europe B.V., a private limited company incorporated in Amsterdam, Netherlands.

- Moelis & Company India Private Limited, a private limited company incorporated in Mumbai, India.

- Moelis & Company Assessoria Financeira Ltda. ("Moelis Brazil"), a limited liability company incorporated in São Paulo, Brazil.

- Moelis & Company Saudi Limited, a limited liability company incorporated in Riyadh, Saudi Arabia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Company prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the combined operations, assets and liabilities of the Company. The Notes are an integral part of the Company's consolidated financial statements.

Consolidation—The Company's policy is to consolidate (i) entities in which it has a controlling financial interest, (ii) variable interest entities where the Company has a variable interest and is deemed to be the primary beneficiary and (iii) limited partnerships where the Company has ownership of the majority of voting interests. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting in which it records in earnings its share of income or losses of the entity. All intercompany balances and transactions with the Company's subsidiaries have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

In preparing the consolidated financial statements, management makes estimates and assumptions regarding:

- the adequacy of the allowance for credit losses;

- the assessment of whether revenues from variable consideration should be constrained due to the probability of a significant revenue reversal;

- the assessment of probable lease terms and the measurement of the present value of such obligations;

- the measurement of equity-based compensation;

- the assessment of long-lived assets for impairment and measurement of impairment, if applicable;

- the measurement and realization of deferred taxes;

- the measurement of amount due pursuant to tax receivable agreement; and

- other matters that affect the reported amounts and disclosures of contingencies in the consolidated financial statements.

Cash, Cash Equivalents and Restricted Cash— Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

The Company's cash is maintained in U.S. and non-U.S. bank accounts, of which most bank account balances had little or no insurance coverage (most balances are held in U.S. and U.K. accounts which exceeded the U.S. Federal Deposit Insurance Corporation and U.K. Financial Services Compensation Scheme coverage limits). The Company's cash equivalents are invested primarily in U.S. and U.K. sovereign debt securities and money market funds.

The Company's restricted cash is comprised of collateral deposits primarily held by certain non-U.S. subsidiaries. These deposits are required for certain direct debit accounts and are also used to satisfy future U.S. medical claims. A reconciliation of the Company's cash, cash equivalents and restricted cash as of December 31, 2025 and 2024, is presented below.

| | December 31, | |
	2025	2024
Cash	$ 80,815	$ 61,545
Cash equivalents	427,780	350,922
Restricted cash	770	712
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$ 509,365	$ 413,179

Receivables—The accompanying consolidated statements of financial condition present accounts receivable balances net of allowance for credit losses based on the Company's assessment of the collectability of customer accounts.

Included in the accounts receivable balances as of December 31, 2025 and 2024 were $1,686 and $2,377, respectively, of long-term receivables related to private capital advisory engagements, which are generally paid in installments over a period of three to four years. Long-term receivables generated interest income of $123, $86, and $209 for the years ended December 31, 2025, 2024 and 2023, respectively, recorded in other income and expenses on the consolidated statements of operations.

The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover losses that may be incurred. For purposes of determining appropriate allowances, the Company stratifies its population of accounts receivable into two categories, one for short-term receivables and a second for private capital advisory receivables. Each population is separately evaluated using an aging method that results in a percentage reserve based on the age of the receivable, in addition to considerations of historical write-offs and current economic conditions.

After concluding that a reserved accounts receivable is no longer collectible, the Company will write-off the receivable. This has the effect of reducing both the gross receivable and the allowance for credit losses. If a reserved accounts receivable is subsequently collected, such reversals reduce the gross receivable and the allowance for credit losses and is a reduction of bad debt expense, which is recorded within other expenses on the consolidated statement of operations. The combination of reversals and the provision for credit losses of a reported period comprise the Company's bad debt expense.

The following tables summarize credit loss allowance activity for the years ended December 31, 2025 and December 31, 2024:

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Allowance for Credit Losses			Allowance for Credit Losses		
	Short-term Receivables	Private Capital Advisory Receivables	Total	Short-term Receivables	Private Capital Advisory Receivables	Total
Beginning balance	$ 1,642	$ 24	$ 1,666	$ 1,221	$ 42	$ 1,263
Bad debt expense (benefit)	747	(8)	739	1,664	(18)	1,646
Write-offs, foreign currency translation and other adjustments	(280)	—	(280)	(1,243)	—	(1,243)
Ending balance	$ 2,109	$ 16	$ 2,125	$ 1,642	$ 24	$ 1,666

Deferred Compensation—Deferred compensation costs represent arrangements with certain employees whereby cash payments are subject to a required period of service subsequent to payment by the Company. These amounts are charged to expenses over the period that the employee is required to provide services in order to vest in the payment.

Financial Instruments at Fair Value—Fair value is generally based on quoted prices, however if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument, the characteristics specific to the instrument and the state of the marketplace (including the existence and transparency of transactions between market participants). Financial instruments with readily‑available actively quoted prices or for which fair value can be measured from actively‑quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest level of observability) based on inputs:

Level 1—Quoted prices (unadjusted) are available in active markets for identical instruments that the Company has the ability to access as of the reporting date. The Company, to the extent that it holds such instruments, does not adjust the quoted price for these instruments, even in situations in which the Company holds a large position and a sale could reasonably affect the quoted price.

Level 2—Pricing inputs that are significant to the overall fair value measurement are observable for the instruments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies.

Level 3—Pricing inputs that are significant to the overall fair value measurement are unobservable for the instruments and include situations where there is little, if any, market activity for the investments. The determination of fair value is based on the best information available, may incorporate management's own assumptions, and involves a significant degree of judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument. The Company's methodology for reclassifications impacting the fair value hierarchy is that transfers in/out of the respective category are reported at fair value as of the beginning of the period in which the reclassification occurred.

Equity Method Investments—The Company accounts for its investments under the equity method of accounting when the Company does not control the investee but has the ability to exercise significant influence. The amounts recorded in investments on the consolidated statements of financial condition reflect the Company's share of contributions made to, distributions received from, and the equity earnings and losses of, the investee. The Company reflects its share of gains and losses of the investee in other income and expenses in the consolidated statements of operations using the most recently available earnings data at the end of the period.

Leases — The Company maintains operating leases for corporate offices and an aircraft. The Company determines if a contract contains a lease at inception. Operating leases are recorded as right-of-use ("ROU") assets and lease liabilities on the consolidated statements of financial condition. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the lease commencement date and are measured at the present value of anticipated lease payments over the lease term. The operating lease ROU assets are equal to the lease liabilities, adjusted for certain lease incentives, accrued rents, and prepaid rents. Typically, our borrowing rate is used to determine the present value of lease payments because the implicit rate is not readily determinable. Our lease terms may include options to extend or terminate the lease. These options are factored into our present value calculations when it is reasonably certain that such options will be exercised. Operating lease expense is recognized on a straight-line basis over the lease term. ROU assets are evaluated for impairment when an event or change in circumstances indicates the carrying value of the assets may not be recoverable. If this occurs, the Company recognizes an impairment charge for the difference between the carrying amount and the estimated fair value of the assets.

Equipment and Leasehold Improvements— Office equipment and furniture and fixtures are stated at cost less accumulated depreciation, which is determined using the straight‑line method over the estimated useful lives of the assets, ranging from three to seven years, respectively. Leasehold improvements are stated at cost less accumulated amortization, which is determined using the straight‑line method over the lesser of the term of the lease or the estimated useful life of the asset.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expenses as incurred. Assets that are in development and have not yet been placed in service are generally classified as "Construction in Progress" and are reclassified to the appropriate category when the associated assets are placed in service. Equipment and leasehold improvements are evaluated for impairment when an event or change in circumstances indicates the carrying value of the assets may not be recoverable. If this occurs, the Company recognizes an impairment charge for the difference between the carrying amount and the estimated fair value of the assets. Upon retirement or disposal of assets, the cost and related accumulated depreciation or amortization are removed from the consolidated statements of financial condition and any gain or loss is reflected in the consolidated statements of operations.

Software— Costs related to implementation of cloud computing arrangements that qualify for capitalization are stated at cost less accumulated amortization within prepaid and other assets on the Company's consolidated statement of financial condition. Such capitalized costs are amortized using the straight-line method over the term of the cloud computing service contract or another rational basis, beginning when the cloud computing arrangement is substantially complete and ready for its intended use. All costs not directly related to the implementation of cloud computing arrangements, including overhead costs and costs of service agreements, are expensed in the period they are incurred. The amortization expense of such capitalized costs are presented under communication, technology and information services on the consolidated statement of operations.

Deferred Tax Asset and Amount Due Pursuant to Tax Receivable Agreement –In conjunction with the IPO, the Company was treated for U.S. federal income tax purposes as having directly purchased Class A partnership units in Group LP from the existing unitholders. Additional Group LP Class A partnership units may be issued and exchanged for shares of Class A common stock in the Company. The initial purchase and future exchanges are expected to result in an increase in the tax basis of Group LP's assets attributable to the Company's interest in Group LP. These increases in the tax basis of Group LP's assets attributable to the Company's interest in Group LP would not have been available but for the initial purchase and future exchanges. Such increases in tax basis are likely to increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income tax the Company would otherwise be required to pay in the future. As a result, the Company records a deferred tax asset for such increase in tax basis.

The Company has entered into a tax receivable agreement with its eligible Managing Directors that will provide for the payment by the Company to its eligible Managing Directors of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that the Company actually realizes as a result of (a) the increases in tax basis attributable to exchanges by its eligible Managing Directors and (b) tax benefits related to imputed interest deemed to be paid by the Company as a result of this tax receivable agreement. The Company expects to benefit from the remaining 15% of cash savings, if any, in income tax that it realizes and record any such estimated tax benefits as an increase to additional paid‑in‑capital. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing the Company's actual income tax liability to the amount of such taxes that it would have been required to pay had there been no increase to the tax basis of the tangible and intangible assets of Group LP as a result of the exchanges and had it not entered into the tax receivable agreement. The term of the tax receivable agreement commenced upon consummation of the IPO and will continue until all such tax benefits have been utilized or expired, unless the Company exercises its right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement. The Company has recorded the estimated tax benefits related to the increase in tax basis and imputed interest as a result of the initial purchase and subsequent exchanges described above as a deferred tax asset in the consolidated statements of financial condition. The amount due to its eligible Managing Directors related to the tax receivable agreement as a result of the initial purchase and subsequent exchanges described above is recorded as amount due pursuant to tax receivable agreement in the consolidated statements of financial condition. The amounts recorded for the deferred tax asset and the liability for our obligations under the tax receivable agreement are estimates. Any adjustments to our estimates subsequent to their initial establishment will be included in net income (loss). Future exchanges of Class A partnership units in Group LP for Class A common shares in the Company will be accounted for in a similar manner.

Revenue and Expense Recognition—We earn substantially all of our revenues by providing advisory services on mergers and acquisitions, recapitalizations and restructurings, capital markets transactions, private fundraisings and secondary transactions and other corporate finance matters. The Company also acts as an underwriter of certain securities offerings. We provide our advisory services on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. In many cases, we are not paid until the completion of an underlying transaction.

The Company recognizes the vast majority of its advisory services revenues over time, including reimbursements for certain out-of-pocket expenses, when or as our performance obligations are fulfilled and collection is reasonably assured. The determination of whether revenues are recognized over time or at a point in time depends upon the type of service being provided and the related performance obligations. We identify the performance obligations in our engagement letters and determine which services are distinct (i.e. separately identifiable and the client could benefit from such service on its own). We allocate the transaction price to the respective performance obligations by estimating the amount of consideration we expect in exchange for providing each service. Both the identification of performance obligations and the allocation of transaction price to the respective performance obligations requires significant judgment.

During such advisory engagements, our clients are continuously benefiting from our advice and the over time recognition matches the transfer of such benefits. However, the recognition of transaction fees, which are variable in nature, is constrained until substantially all services have been provided, specified conditions have been met (e.g. transaction closing) and it is probable that a significant reversal of revenue will not occur in a future period. Upfront fees and retainers specified in our engagement letters that meet the over time criteria will be recognized on a systematic basis over the estimated period where the related services are performed.

With respect to fairness opinions, fees are fixed and delivering the opinion is a separate performance obligation from other advisory services that may be promised under the same engagement letter; as such these revenues are recognized at a point in time when the engagement is formally completed and the client can obtain substantially all of the benefits from the service. Similarly, underwriting engagements are typically a single performance obligation and fees are generally recognized as revenue when the offering has been deemed to be completed by the lead manager of the underwriting group. In these instances, point in time recognition appropriately matches the transfer and consumption of our services.

Incremental costs of obtaining a contract are expensed as incurred since such costs are generally not recoverable and the typical duration of our advisory contracts is less than one year. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing our advisory services and are typically expensed as incurred, except where the transfer and consumption of our services occurs at a point in time. For engagements recognized at a point in time, out-of-pocket expenses are capitalized and subsequently expensed in the consolidated statement of operations upon completion of the engagement. The Company records deferred revenues when it receives fees from clients that have not yet been earned (e.g. an upfront fee) or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g. upon satisfying conditions to earn an announcement fee, but before the transaction is consummated).

As of December 31, 2025, and December 31, 2024, the Company had deferred revenues of $9,076 and $5,585, respectively. These amounts primarily consist of certain transaction fees, upfront fees and retainers for our services. During the years ended December 31, 2025 and 2024, $5,585 and $4,649 of revenues were recognized from the opening balance of deferred revenues, respectively.

Complications that may terminate or delay a transaction include failure to agree upon final terms with the counterparty, failure to obtain required regulatory consents, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions or unexpected operating or financial problems related to either party to the transaction. In these circumstances, we often do not receive advisory fees that would have been received if the transaction had been completed, despite the fact that we may have devoted considerable time and resources to the transaction. Barriers to the completion of a restructuring transaction may include a lack of anticipated bidders for the assets of our client, the inability of our client to restructure its operations, or indebtedness due to a failure to reach agreement with its creditors. In these circumstances, our fees are generally limited to monthly retainer fees and reimbursement of certain out-of-pocket expenses.

Due to the factors that may delay or terminate a transaction, the Company does not estimate constrained transaction fees for revenue recognition. Quantitative disclosures of constrained variable consideration are not provided for remaining, wholly unsatisfied, performance obligations. The remaining performance obligations related to retainers, upfront fees and announcement fees are typically associated with contracts that have durations of one year or less.

We do not allocate our revenue by the type of advice we provide because of the complexity of the transactions on which we may earn revenue and our holistic approach to client service. For example, a restructuring engagement may evolve to require a sale of all or a portion of the client, M&A assignments can develop from relationships established on prior restructuring engagements, and capital markets expertise can be instrumental on both M&A and restructuring assignments.

Equity‑based Compensation—The Company recognizes the cost of services received in exchange for equity instrument awards. The cost of such awards reflects the grant‑date fair value, which is typically based on quoted market prices of the Company's stock at the time of grant, amortized over the service period required by the award's vesting terms. The Company also grants equity-based awards with post-vesting restrictions or market conditions. For these types of awards the grant-date fair value reflects the post-vesting restrictions or the probability of achieving the market conditions. The Company also recognizes the cost of services received from a non-employee in exchange for an equity instrument based on the award's grant-date fair value. The Company accounts for forfeitures of equity awards as the forfeitures occur. The Company records shares repurchased from its employees for the purpose of settling tax liabilities incurred upon the vesting of restricted stock units ("RSUs") as treasury stock. The Company records dividends in kind, net of forfeitures, on outstanding RSUs as a reduction of retained earnings with a corresponding increase in additional paid-in capital, resulting in no net change to equity. Dividends in kind on RSUs and other stock-based awards are subject to the same vesting conditions as the underlying awards on which they were accrued. Dividends in kind will be forfeited if the underlying award does not vest.

The Company has terms that qualify certain employees to terminate their services while not forfeiting certain qualifying incentive awards granted during employment. For qualifying awards, (i) the employee must be at least 56 years old, (ii) the employee must have provided at least 5 consecutive years of service to the Company and (iii) the total of (i) and (ii) must be equal to at least 65 years. Any such awards will continue to vest on their applicable vesting schedule, subject to noncompetition and other terms. Over time a greater number of employees may become retirement eligible and the related requisite service period over which we will expense these awards will be shorter than the stated vesting period. Unvested RSUs and certain stock-based awards are eligible to receive dividends in kind; however, the right to dividends in kind will be forfeited if the underlying award does not vest.

Income Taxes—The Company accounts for income taxes in accordance with ASC 740, "*Accounting for Income Taxes*" ("ASC 740"), which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities by applying the enacted tax rates in effect for the year in which the differences are expected to reverse. Such net tax effects on temporary differences are reflected on the Company's consolidated statements of financial condition as deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when the Company believes that it is more‑likely‑than‑not that some or all of the deferred tax assets will not be realized.

ASC 740-10 prescribes a two‑step approach for the recognition and measurement of tax benefits associated with the positions taken or expected to be taken in a tax return that affect amounts reported in the financial statements. The Company has reviewed and will continue to review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof. For the years ended December 31, 2025, 2024 and 2023, no unrecognized tax benefit was recorded. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes as a result of the evaluation of new information, such change in estimate will be recorded in the period in which such determination is made. The Company reports income tax‑related interest and penalties relating to uncertain tax positions, if applicable, as a component of income tax expense. For the years ended December 31, 2025, 2024 and 2023, no such amounts were recorded.

The Company recognizes excess tax benefits and deficiencies as income tax benefits or expenses in the consolidated statement of operations. These are reflected in accounts payable, accrued expenses and other liabilities within the consolidated statement of cash flows.

Foreign Currency Translation—Assets and liabilities held in non‑U.S. dollar denominated currencies are translated into U.S. dollars at exchange rates in effect at the end of the reporting period. Revenues and expenses are translated at average exchange rates during the reporting period. A charge or credit is recorded to other comprehensive income to reflect the translation of these amounts to the extent the non‑U.S. currency is designated the functional currency of the subsidiary. Non‑functional currency related transaction gains and losses are immediately recorded in the consolidated statements of operations.

3.   RECENT ACCOUNTING PRONOUNCEMENTS

In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 improves public entity disclosures by requiring the disaggregation of certain expense categories in the notes to the financial statements for qualifying entities. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company does not expect the adoption of ASU 2024-03 to have a material impact to the Company's consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, "Financial Instruments - Credit Losses" ("ASU 2025-05"). ASU 2025-05 provides a practical expedient allowing entities to assume that current conditions as of the balance sheet date do not change for the life of the asset when estimating expected credit losses. ASU 2025-05 is effective for fiscal years and interim periods beginning after December 15, 2025. Early application is permitted. The Company does not expect the adoption of ASU 2025-05 to have a material impact to the Company's consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software" ("ASU 2025-06"). ASU 2025-06 modernizes the accounting for internal-use software costs by updating the cost capitalization threshold through eliminating project development stages and enhancing guidance around the "probable-to-complete" threshold. ASU 2025-06 is effective for fiscal years and interim periods beginning after December 15, 2027. Upon initial evaluation, the Company does not expect the adoption of ASU 2025-06 to have a material impact to the Company's consolidated financial statements.

4. FIXED AND INTANGIBLE ASSETS

Equipment and leasehold improvements, net consists of the following:

	December 31, 2025		December 31, 2024	
Equipment	$	29,054	$	22,154
Furniture and fixtures		20,963		16,842
Leasehold improvements		87,396		75,295
Construction in progress		13,486		2,556
Total		150,899		116,847
Less: Accumulated depreciation and amortization		(61,112)		(51,396)
Equipment and leasehold improvements, net	$	89,787	$	65,451

Depreciation and amortization expenses for fixed assets totaled $11,879, $10,444 and $8,317 for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025 and December 31, 2024, there were $768 and $954 of costs capitalized, net of $2,103 and $1,917 of accumulated amortization, respectively, within prepaid expenses and other assets on our consolidated statements of financial condition related to the implementation of cloud computing arrangements. The amortization expense of the capitalized costs was $186, $197, and $488 for the years ended December 31, 2025, 2024 and 2023, respectively. The amortization expense was recorded within communication, technology and information services on the consolidated statements of operations.

During the year ended December 31, 2023, the Company recognized impairment charges of $558 on certain leasehold improvements. See Note 12 for further details.

5. INVESTMENTS

Investments Measured at Fair Value

Fair value investments are presented within investments on the Company's consolidated statements of financial condition. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value. See Note 2 for further information on the Company's fair value hierarchy.

The estimated fair value of sovereign debt securities and money market funds are based on quoted prices for recent trading activity in identical or similar instruments. The Company primarily invests in U.S. and U.K. sovereign debt securities with maturities of less than twelve months and we consider these securities to be risk free. Therefore, we do not reserve for expected credit losses on these investments. The Company also holds certificates of deposit, which are held at carrying value.

Fair Value of Financial Assets

The fair value of the Company's financial assets as of December 31, 2025, have been categorized based upon the fair value hierarchy as follows:

	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash equivalents				
Sovereign debt securities	$ 296,312	$ —	$ 296,312	$ —
Money market funds	110,468	—	110,468	—
Certificates of Deposit	21,000	—	21,000	—
Total financial assets included in cash equivalents	427,780	—	427,780	—
Investments				
Sovereign debt securities	340,247	—	340,247	—
Total financial assets included in investments	340,247	—	340,247	—
Total financial assets	$ 768,027	$ —	$ 768,027	$ —

For sovereign debt securities measured at fair value and held at the reporting date, the Company recognized unrealized gains of $2,378 for the year ended December 31, 2025. All gains and losses were recognized in other income and expenses on the consolidated statement of operations. The cost basis of the investments recorded at fair value shown in the preceding table and included in investments on the consolidated statement of financial condition was $337,869 as of December 31, 2025.

The fair value of the Company's financial assets as of December 31, 2024, have been categorized based upon the fair value hierarchy as follows:

	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash equivalents				
Sovereign debt securities	$ 240,558	$ —	$ 240,558	$ —
Money market funds	100,227	—	100,227	—
Certificates of Deposit	10,137	—	10,137	—
Total financial assets included in cash equivalents	350,922	—	350,922	—
Investments				
Sovereign debt securities	146,924	—	146,924	—
Certificates of Deposit	1,000	—	1,000	—
Total financial assets included in investments	147,924	—	147,924	—
Total financial assets	$ 498,846	$ —	$ 498,846	$ —

For sovereign debt securities measured at fair value and held at the reporting date, the Company recognized unrealized gains of $3,020 for the year ended December 31, 2024. All gains and losses were recognized in other income and expenses on the consolidated statement of operations. The cost basis of the investments recorded at fair value shown in the preceding table and included in investments on the consolidated statement of financial condition was $144,904 as of December 31, 2024.

Equity Method Investments

Equity-method investments are presented within investments on the Company's consolidated statements of financial condition. As of December 31, 2025, and 2024, the carrying value of the Company's equity method investment in MA Financial (formerly known as Moelis Australia Limited) was $28,825 and $36,677, respectively. The Company's share of earnings on this investment is recorded in other income and expenses on the consolidated statements of operation.

During the years ended December 31, 2025, 2024 and 2023, MA Financial declared dividends, of which the Company received $2,347, $3,107, and $3,092, respectively. The Company accounted for the dividends as returns on investment and reduced the carrying value of the investment in MA Financial by the amount of dividends received.

During each of the years ended December 31, 2025 and 2024, the Company sold 5,000,000 shares of MA Financial common stock and the Company's ownership interest in MA Financial was reduced. These transactions resulted in gains of $19,092 and $6,975, respectively, recorded in other income and expenses on the consolidated statements of operations.

From time to time, MA Financial may issue shares in connection with a transaction or employee compensation which reduces the Company's ownership interest in MA Financial and can result in dilution gains or losses. Such gains or losses are recorded in other income and expenses on the consolidated statements of operation.

6.   INCOME TAXES

The following table presents the U.S. and non‑U.S. components of income (loss) before income tax expense:

| | For the Year Ended December 31, | | |
	2025	2024	2023
U.S.	$ 336,420	$ 185,957	$ (24,267)
Non-U.S.	(8,949)	10,055	(4,880)
Income (loss) before income taxes	$ 327,471	$ 196,012	$ (29,147)

The current and deferred components of the income tax provision for the years ended December 31, 2025, 2024 and 2023 are as follows:

| | For the Year Ended December 31, | | |
	2025	2024	2023
Current income taxes:			
Federal	$ 12,243	$ 1,055	$ 1,425
State and Local	4,507	3,565	(183)
Foreign	1,075	4,833	1,419
Deferred income taxes:			
Federal	$ 44,218	$ 34,473	$ (2,471)
State and Local	8,058	5,673	(125)
Foreign	(2,247)	(5,078)	(1,696)
Total	$ 67,854	$ 44,521	$ (1,631)

The following table is a reconciliation of the U.S. federal statutory rate of 21.0% to the Company's effective rate for the year ended December 31, 2025 in accordance with the guidance in ASU No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"):

	For the Year Ended December 31, 2025	
	Amount	Percent
Reconciliation of federal statutory tax rate		
U.S. federal tax at statutory rate	$ 68,769	21.0%
State and local income taxes, net of federal income tax effect (1)	9,926	3.0%
Rate benefit as a U.S. limited partnership/flow through	(5,567)	-1.7%
Nontaxable or non-deductible items		
Shared-based payment awards	(6,431)	-2.0%
IRC Section 162(m) non-deductible compensation	4,205	1.3%
Other non-deductible expenses	2,171	0.7%
Foreign tax effects	1,109	0.4%
Effect of cross-border tax laws	(4,477)	-1.4%
Change in valuation allowance	(1,307)	-0.4%
Other	(544)	-0.2%
Effect of change in tax laws or rates enacted in the current period	-	-%
Total income tax expense/(benefit) and effective income tax rate	$ 67,854	20.7%

(1)   State and local taxes in California, New York, and New York City made up the majority (greater than 50%) of the tax effect in this category.

The following table is a reconciliation of the U.S federal statutory rate of 21.0% to the Company's effective rate for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09:

	For the Year Ended December 31,	
	2024	2023
Reconciliation of federal statutory tax rates		
U.S. statutory tax rate	21.0%	21.0%
Increase (decrease) due to state and local taxes	4.0%	1.3%
Rate benefit as a U.S. limited partnership/flow through	-1.7%	-1.8%
Excess tax benefit from equity compensation delivery	-5.0%	9.2%
Foreign taxes	0.4%	3.3%
Non-deductible expenses	3.8%	-20.2%
Regulatory settlements	0.0%	-6.7%
Return to provision	0.5%	-4.0%
Other	-0.3%	3.4%
Effective income tax rate	22.7%	5.5%

Deferred income taxes reflect the net effect of temporary differences between the tax basis of an asset or liability and its reported amount in the Company's consolidated statements of financial condition. These temporary differences result in taxable or deductible amounts in future years. The significant components of deferred tax assets and liabilities included on the Company's consolidated statements of financial condition are as follows:

| | For the Year Ended December 31, | |
	2025	2024
Net operating loss	$ 25,425	$ 35,222
Step-up in tax basis in Group LP assets	286,428	309,285
Deferred compensation	81,967	81,564
Lease liability	61,335	50,922
Other	3,634	2,319
Net deferred tax asset before valuation allowance	458,789	479,312
Valuation allowance on NOL and other	(16,132)	(15,475)
Deferred tax asset	$ 442,657	$ 463,837
Right-of-use asset	$ (49,735)	$ (41,012)
Other	(22,237)	(12,313)
Deferred tax liability	$ (71,972)	$ (53,325)
Net deferred tax asset	$ 370,685	$ 410,512

The Company recorded a decrease in the net deferred tax asset of $39,827 for the year ended December 31, 2025, which was primarily attributable to amortization of the tax basis in Group LP assets, partially offset by an increase in the step-up in tax basis in Group LP assets in connection with the exchanges of Group LP partnership units for Class A common stock during 2025.

As of December 31, 2025, the Company had accumulated net operating loss carryforwards related to its operations of approximately $103,083 for which it has recorded a deferred tax asset of $25,425. All of the operating losses and related deferred tax assets have an indefinite life.

The following is a supplemental schedule of cash paid for income taxes (net of refunds):

| | For the Year Ended December 31, | | |
	2025	2024	2023
U.S. Federal	$ 2,794	$ —	$ —
U.S. States and Local	2,790	—	—
Foreign	3,716	—	—
Total income taxes paid, net of amount refunded	$ 9,300	—	—
Cash paid during the period for income taxes (prior to ASU 2023-09)	$ —	$ 2,616	$ (3,625)

Individual jurisdictions equaling 5% or more of the total income taxes paid (net of refunds) for the year ended December 31, 2025 include U.S. federal tax payments of $2,794. Remaining payments were made to various state, local and foreign jurisdictions that were not significant to the total taxes in our consolidated financial statements.

The Company's operations are generally comprised of entities that are organized as limited liability companies and limited partnerships. For U.S. federal income tax purposes, taxes related to income earned by these entities generally represent obligations of their interest holders. The Company is subject to certain foreign, state and local entity-level taxes (for example, the New York City Unincorporated Business Tax ("UBT")). In addition, the Company is subject to U.S. corporate federal, state and local income tax on its allocable share of results of operations from Group LP.

The Company's tax years for 2024, 2023, 2022, and 2020 are generally subject to examination by the tax authorities. Tax examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

The Company has no unrecognized tax benefits for the periods ended December 31, 2025, 2024 and 2023.

7. NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO CLASS A COMMON SHAREHOLDERS

The calculations of basic and diluted net income (loss) per share attributable to holders of shares of Class A common stock for the years ended December 31, 2025, 2024 and 2023 are presented below.

		Year Ended December 31,				
(dollars in thousands, except per share amounts)		2025		2024		2023
Numerator:						
Net income (loss) attributable to holders of shares of Class A common stock—basic		$ 233,037		$ 136,020		$ (24,700)
Add (deduct) dilutive effect of:						
Noncontrolling interests related to Class A partnership units	(a)		(a)		(a)	
Net income (loss) attributable to holders of shares of Class A common stock—diluted		$ 233,037		$ 136,020		$ (24,700)
Denominator:						
Weighted average shares of Class A common stock outstanding—basic		75,028,237		71,876,838		68,501,018
Add (deduct) dilutive effect of:						
Noncontrolling interests related to Class A partnership units	(a)		(a)		(a)	
Weighted average number of incremental shares issuable from unvested RSUs and stock options, as calculated using the treasury stock method	(b)	4,204,506	(b)	4,735,110	(b)(c)	—
Weighted average shares of Class A common stock outstanding—diluted		79,232,743		76,611,948		68,501,018
Net income (loss) per share attributable to holders of shares of Class A common stock						
Basic		$ 3.11		$ 1.89		$ (0.36)
Diluted		$ 2.94		$ 1.78		$ (0.36)

We have not included the impact of Class B common stock because these shares are entitled to an insignificant amount of economic participation.

(a) Class A partnership units may be exchanged for Moelis & Company Class A common stock on a one-for-one basis, subject to applicable exchange restrictions. If all Class A partnership units were to be exchanged for Class A common stock, fully diluted Class A common stock outstanding would be 85,698,993 shares for the year ended December 31, 2025, 82,710,678 shares for the year ended December 31, 2024 and 74,739,488 shares for the year ended December 31, 2023. In computing the dilutive effect, if any, that the aforementioned exchange would have on net income (loss) per share, net income (loss) available to holders of Class A common stock would be adjusted due to the elimination of the noncontrolling interests in consolidated entities associated with the Group LP Class A partnership units (including any tax impact). For the years ended December 31, 2025, 2024 and 2023, such exchange is not reflected in diluted net income (loss) per share as the assumed exchange is not dilutive.

(b) Certain RSUs assumed to be issued as Class A common stock pursuant to the treasury stock method were antidilutive and therefore excluded from the calculation of diluted net income (loss) per share attributable to Moelis & Company for certain periods. During the years ended December 31, 2025, 2024 and 2023, there were 39,613 RSUs, 7,388 RSUs, and 3,771 RSUs that would have been included in the treasury stock method calculation if the effect were dilutive, respectively.

(c) The Company incurred a loss for the year ended December 31, 2023, and as a result the assumed issuance of any Class A common stock pursuant to the treasury stock method is antidilutive. There were 4,292,742 shares pursuant to the treasury stock method related to unvested RSUs that were excluded from diluted share count for the year ended December 31, 2023. If such shares were included, diluted Class A common stock outstanding would be 72,793,760 shares for the year ended December 31, 2023.

8. EQUITY‑BASED COMPENSATION

Omnibus Incentive Plans

In connection with the IPO, the Company adopted the Moelis & Company 2014 Omnibus Incentive Plan (the "2014 Plan") to provide additional incentives to selected officers, employees, Managing Directors, non‑employee directors, independent contractors, partners, senior advisors and consultants. On June 6, 2024, stockholders approved the Moelis & Company 2024 Omnibus Incentive Plan (the "2024 Plan"), which replaces the 2014 Plan that expired by its terms on April 14, 2024. The 2024 Plan provides for the issuance of a maximum of 15,000,000 shares plus any shares associated with awards granted under the 2014 Plan outstanding as of April 14, 2024 that are subsequently forfeited, canceled, exchanged or surrendered without distribution of shares, or settled in cash. Issuances pursuant to the 2024 Plan may be in the form of incentive stock options ("ISOs"), nonqualified stock options, stock appreciation rights ("SARs"), restricted stock, RSUs, stock bonuses, other stock‑based awards (including partnership interests that are exchangeable into stock upon satisfaction of certain conditions) and cash awards.

Restricted Stock Units ("RSUs") and other stock-based awards

Pursuant to the 2024 Plan and in connection with the Company's annual compensation process and ongoing hiring process, the Company issues RSUs and other stock-based awards which generally vest over a service life of four to five years. For the years ended December 31, 2025, 2024 and 2023, the Company recognized expenses of $230,261, $161,445, and $158,189, respectively, related to RSUs and other stock-based awards.

As of December 31, 2025, the total compensation expense related to unvested RSUs and other stock-based awards not yet recognized was $215,140, which is expected to be recognized over a weighted‑average period of 1.7 years.

Restricted Stock Units

The following table summarizes activity related to RSUs for the years ended December 31, 2025, 2024 and 2023.

	Restricted Stock Units					
	2025		2024		2023	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested Balance at January 1,	7,730,958 $	51.04	7,850,574 $	46.82	8,099,629 $	47.49
Granted	3,247,312	73.35	3,952,503	55.55	4,072,746	44.42
Forfeited	(432,876)	62.24	(806,897)	51.05	(421,469)	45.41
Vested	(3,027,352)	51.17	(3,265,222)	46.35	(3,900,332)	45.65
Unvested Balance at December 31,	7,518,042 $	59.73	7,730,958 $	51.04	7,850,574 $	46.82

Partnership Units

The Company also issues partnership units that are intended to qualify as "profits interest" for U.S. federal income tax purposes ("Partnership Units") that, subject to certain terms and conditions, are exchangeable into shares of Moelis & Company Class A common stock on a one-for-one basis. These Partnership Units are recorded as noncontrolling interests in the Company's consolidated statements of financial condition. Partnership Units generally vest over a service life of two to five years, however in certain arrangements the Partnership Units are granted without a service requirement, but do not have exchange rights until the second through fifth anniversaries of the grant-date. The expense for Partnership Units is recognized over the service period and reflects the fair value determined at grant-date, which may factor in other attributes, such as post-vesting restrictions. For the years ended December 31, 2025, 2024 and 2023, the Company granted 822,931, 415,753, and 482,941 Partnership Units, respectively, with grant-date fair values of $54,766, $20,914, and $20,037, respectively.

Performance Units

Certain Partnership Units and RSUs vest upon the achievement of both market conditions and service requirements that are generally over three to five years ("Performance Units"). These units accrue dividends in kind, which are subject to the same vesting conditions as the underlying Performance Units. The expense for Performance Units is recognized over the service period and reflects the fair value determined at grant-date, which factors in the probability of the market conditions being achieved. During the year ended December 31, 2025, the Company granted 450,000 Performance Units which represents the maximum number of units that will vest if the pre-specified market conditions are achieved and service requirements are met. During the years ended December 31, 2024 and 2023, the Company granted 91,498 and 100,722 target Performance Units (with maximum vesting of up to 150% of the target units if the pre-specified market conditions are achieved and service requirements are met). The grant-date fair values for the 2025, 2024, and 2023 Performance Units were $18,599, $5,133, and $4,594, respectively.

9.   STOCKHOLDERS EQUITY

Class A Common Stock

In April 2014, the Company issued 15,263,653 shares of Class A common stock in connection with the IPO and reorganization. Since its IPO, the Company has conducted several offerings of Class A common stock in order to facilitate organized liquidity and increase the public float of its Class A common stock. The aggregate increase to Class A common stock as a result of such offerings was 24,923,349 shares. The Company did not retain any proceeds from the sale of its Class A common stock.

As of December 31, 2025, there were 84,935,154 shares of Class A common stock issued, 11,514,247 shares of treasury stock, and 73,420,907 shares outstanding. As of December 31, 2024, there were 80,970,827 shares of Class A common stock issued, 10,380,876 shares of treasury stock, and 70,589,951 shares outstanding.

The changes in Class A common stock since the IPO are due primarily to the follow-on offering transactions described above, exchanges of Class A partnership units, the exercise of stock options and vesting of restricted stock units issued in connection with the Company's annual compensation process and ongoing hiring.

Class B Common Stock

In conjunction with Moelis & Company's IPO of its Class A common stock, the Company issued 36,158,698 shares of Class B common stock. Moelis & Company Partner Holdings LP ("Partner Holdings") holds all shares of Class B common stock, enabling it initially to exercise majority voting control over the Company. In connection with the Company's offerings of Class A common stock described above, 24,919,744 shares of Class B common stock were purchased from Partner Holdings at a cost of $550. The economic rights of Class B common stock are based on the ratio of the Class B subscription price to the initial public offering price of shares of Class A common stock (.00055 to 1). Shares of Class B common stock are generally not transferable and, if transferred other than in the limited circumstances set forth in Moelis & Company's Amended and Restated Certificate of Incorporation, such shares shall automatically convert into a number of shares of Class A common stock, or dollar equivalent. Each share of Class B common stock may also be converted to a number of Class A shares at the option of the holder. Holders of shares of Class B common stock are entitled to receive dividends of the same type as any dividends payable on outstanding shares of Class A common stock at a ratio of .00055 to 1.

As of December 31, 2025, and 2024, 4,191,326 and 4,331,619 shares of Class B common stock were issued and outstanding, respectively, due primarily to the IPO and offering transactions, and Class B conversions described above.

Treasury Stock

During the years ended December 31, 2025 and 2024, the Company repurchased 1,133,371 and 196,416 shares, respectively, pursuant to the Company's repurchase program and from its employees for the purpose of settling tax liabilities incurred upon the delivery of equity-based compensation awards. The result of the repurchases was an increase of $74,591 and $10,842, respectively, in the treasury stock balance on the Company's consolidated statements of changes in equity as of December 31, 2025 and 2024.

Share Repurchase Plan

In July 2021, the Board of Directors authorized the repurchase of up to $100,000 of shares of Class A common stock and/or Class A partnership units of Group LP with no expiration date. Under this share repurchase program, shares may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise. The timing and the actual number of shares repurchased will be opportunistic and measured in nature and will depend on a variety of factors, including price and market conditions. The dollar value of shares that may yet be purchased under the program was $1,479 as of December 31, 2025.

On February 4, 2026, the Board of Directors authorized the repurchase of an additional $300,000 of Class A common stock and/or Class A partnership units of Group LP with no expiration date, bringing total repurchase authorization to $301,479.

Noncontrolling Interests

A Group LP Class A partnership unit (not held by Moelis & Company or its subsidiaries) is exchangeable into one share of Moelis & Company Class A common stock and represents the Company's noncontrolling interests (non‑redeemable). As of December 31, 2025 and 2024, partners held 6,396,846 and 6,124,888 Group LP partnership units, respectively, representing an 8% and 8% noncontrolling interest in Moelis & Company, respectively.

Controlling Interests

Moelis & Company operates and controls all of the business and affairs of Group LP and its operating entity subsidiaries indirectly through its equity interest in Group GP, and thus the 73,420,907 shares of Class A common stock outstanding as of December 31, 2025 (70,589,951 as of December 31, 2024), represents the controlling interest.

10. RELATED‑PARTY TRANSACTIONS

Aircraft Lease—On July 12, 2019, the Company entered into an aircraft dry lease (the "Old Lease") with a related party, Moelis & Company Manager LLC ("Manager"), the lessor, and Mr. Moelis and a related cost sharing agreement with Mr. Moelis. On May 27, 2025, the Company terminated its aircraft dry lease with Manager, the lessor, and Mr. Moelis, which was set to terminate December 31, 2025, and Manager acquired a new aircraft with funds received solely from its managing member (Mr. Moelis). The Company leases the aircraft part-time to provide reliable convenient business travel to Mr. Moelis pursuant to a dry lease ("New Lease") that was entered into on May 27, 2025, with Manager (the lessor), and other lessees Mr. Moelis and Brindle Capital, Inc. (an affiliated entity). The terms of the dry lease are comparable to the market rates of leasing from an independent third party. Pursuant to the dry lease, and a cost sharing and operating agreement for the aircraft, the Company and each other lessee is obligated to bear its share of the costs of operating the aircraft. The total cost to the Company of the aircraft is comparable to the cost of purchasing executive private jet travel from an independent third-party market provider. The dry lease has a term through December 31, 2028, unless otherwise extended. The terms of the New Lease and new cost sharing agreement are substantially similar to the Old Lease and related cost sharing agreement.

During the years ended December 31, 2025, 2024 and 2023, the Company incurred $1,925, $519, and $1,078, respectively, in aircraft lease costs to be paid to Manager.

Promissory Notes—As of December 31, 2025, there were $10,174 of unsecured promissory notes from employees held by the Company (December 31, 2024: $9,580). Any outstanding balances are reflected in accrued and other receivables on the consolidated statements of financial condition. The notes bear fixed interest rates ranging from 4.00% to 5.00%. During the years ended December 31, 2025, 2024, and 2023, the Company received $250, $0, and $0, respectively, of principal repayments. During the years ended December 31, 2025, 2024 and 2023, the Company recognized interest income of $457, $410, and $125, respectively, on such notes, which is included in other income and expenses on the consolidated statements of operations.

Services Agreement—In connection with the Company's IPO, the Company entered into a services agreement with a related party, Moelis Asset Management LP, whereby the Company provides certain administrative services to Moelis Asset Management LP for a fee. This fee totaled $230, $234, and $225 for the years ended December 31, 2025, 2024 and 2023, respectively. The amount of the fee is based upon the estimated usage and related expense of all shared services between the Company and Moelis Asset Management LP during the relevant period, and will be assessed periodically by management as per the terms of the agreement. As of December 31, 2025 and 2024, the Company had no balances due to or from Moelis Asset Management LP.

Revenues—From time to time, the Company enters into advisory transactions with affiliated entities, such as Moelis Asset Management LP and its affiliates, and certain other related parties. The Company earned revenues associated with such transactions of $131, $9,663, and $0 for the years ended December 31, 2025, 2024 and 2023, respectively.

11.   REGULATORY REQUIREMENTS

Under the SEC Uniform Net Capital Rule (SEC Rule 15c3‑1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250. As of December 31, 2025, U.S. Broker Dealer had net capital of $371,998, which was $371,748 in excess of its required net capital. As of December 31, 2024, U.S. Broker Dealer had net capital of $203,877 which was $203,627 in excess of its required net capital.

Certain other non-U.S. subsidiaries are subject to various securities and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. These subsidiaries have consistently exceeded their local capital adequacy requirements.

12.   COMMITMENTS AND CONTINGENCIES

Bank Lines of Credit— The Company renewed its revolving credit facilities during the second quarter of 2025 and maintains aggregate base credit commitments of $50,000 across the following two facilities:

Corporate Facility - The Company maintains a corporate revolving credit facility with a base credit commitment of $5,000. The Company has the option to request a temporary increase of up to $45,000, not to exceed the capacity available under the FINRA credit line discussed below. This option may be exercised up to two times per year during the twelve-month term of the credit line. Upon lender approval, this facility can be extended to June 30, 2027. The Company incurs a 0.25% per annum fee on the amount of the unused commitment. Borrowings on the facility bear interest at the greater of a fixed rate of 3.50% per annum or at the borrower's option of (i) Secured Overnight Financing Rate ("SOFR") plus 1.3% or (ii) Prime minus 1.50%.

As of December 31, 2025 and 2024, the Company had no borrowings under the credit facility. As of December 31, 2025, the Company's available committed credit under this facility, net of the FINRA credit line capacity, was $4,386 as a result of the issuance of an aggregate amount of $614 of various standby letters of credit, which were required in connection with certain office leases and other agreements.

U.S. Broker Dealer Facility - The U.S. Broker Dealer maintains a $45,000 revolving credit facility agreement pre-approved by FINRA with a credit period ending May 24, 2026 and a maturity date of May 24, 2027. The Company incurs a 0.25% per annum fee on the amount of the unused commitment. Borrowings on the facility bear interest equal to the Prime rate, payable quarterly in arrears of the last day of March, June,

September and December of each calendar year. The Company had no borrowings under this credit facility and the available committed credit was $45,000 as of December 31, 2025.

Leases— The Company maintains operating leases for corporate offices and an aircraft with various expiration dates, some of which extend through 2040. Some leases include options to terminate or to extend the lease terms. The Company records lease liabilities measured at the present value of anticipated lease payments over the lease term, including options to extend or terminate the lease when it is reasonably certain such options will be exercised. The implicit discount rates used to determine the present value of the Company's leases are not readily determinable, thus the Company uses its secured borrowing rate, which was determined with reference to our available credit line. See below for additional information about the Company's leases.

($ in thousands)	Year Ended December 31,		
	2025	2024	2023
Supplemental Income Statement Information:			
Operating lease cost	$ 30,233	$ 26,227	$ 24,714
Supplemental Cash Flow Information:			
Cash paid for amounts included in the measurement of lease liabilities:			
Net operating cash inflows/(outflows) for operating leases	$ (22,552)	$ (26,613)	$ (22,211)
Other Information:			
Right-of-use assets obtained in exchange for lease obligations (e.g. new leases and amendments commenced during the period)	$ 55,632	$ 27,761	38,113
Weighted-average remaining lease term - operating leases (in years)	10.98	10.88	11.96
Weighted-average discount rate - operating leases	4.63%	4.21%	3.99%

During the years ended December 31, 2025, 2024 and 2023, the Company received $3,797, $482, and $2,110 of tenant improvement allowances, respectively. These cash receipts are included within net operating cash inflows/(outflows) for operating leases in the supplemental cash flow information above.

In October 2023, the Company vacated a leased space in San Francisco with the intent to sublease the space for the remainder of the lease term. The Company determined that the carrying value of assets associated with this space may not be recoverable, and recorded an impairment of $1,149 associated with right-of-use assets within occupancy expense, and $558 associated with leasehold improvements within other income and expenses on the Company's consolidated statement of operations, respectively. This lease terminated in October 2025.

As of December 31, 2025, the future maturities of our operating lease liabilities are as follows:

Fiscal year ended	Operating Leases
2026	$ 28,886
2027	31,027
2028	31,915
2029	33,541
2030	30,180
Thereafter	190,307
Total Payments	$ 345,856
Less: Tenant improvement allowances	(1,197)
Less: Present value adjustment	(77,504)
Total	$ 267,155

In September 2025, a lease commenced for office space that will replace the Company's existing space in London during 2026. Upon commencement, $53,880 in right-of-use assets and operating lease liabilities were capitalized.

Contractual Arrangements—In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide indemnification for specified losses, including certain indemnification of certain officers, directors and employees.

Legal—In the ordinary course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self-regulatory organizations conduct periodic examinations, investigations and initiate administrative proceedings regarding the Company's business, including, among other matters, compliance, accounting, recordkeeping and operational matters, that can result in censure, fine, the issuance of cease and desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company often cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. For matters where the Company can reasonably estimate the amount of a probable loss, or range of loss, the Company will accrue a loss for such matters in accordance with U.S. GAAP for the aggregate of the estimated amount or the minimum amount of the range, if no amount within the range is a better estimate. The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company.

During 2023, West Palm Beach Firefighters' Pension Fund, a putative Class A stockholder of the Company, filed a class action lawsuit, on behalf of itself and other similarly-situated Class A stockholders, in the Delaware Court of Chancery against the Company seeking declaratory judgment that certain provisions of the Stockholders Agreement between the Company and Partner Holdings are invalid and unenforceable as a matter of Delaware law. On March 4, 2024, the Court of Chancery issued an interlocutory order, presently in effect, that certain provisions of the Stockholders Agreement, including the provisions relating to approval rights and director vacancies, are facially invalid, void, and unenforceable under Delaware law. On July 18, 2024, the Court of Chancery issued an order awarding plaintiff's counsel $6,000 in fees and expenses, to be paid by the Company. The Company filed an appeal of these orders and, on January 20, 2026, the Delaware Supreme Court, reversed the Court of Chancery's interlocutory order and the fees and expenses awarded to plaintiff's counsel.

13.   EMPLOYEE BENEFIT PLANS

The Company covers substantially all U.S. salaried employees with a defined contribution 401(k) plan. Each salaried employee of the Company who has attained the age of 21 is eligible to participate in the 401(k) plan on their first day of employment. Any employer contributions to the 401(k) plan are entirely at the discretion of the Company. The Company accrued expenses relating to employer matching contributions to the 401(k) plan for the years ended December 31, 2025, 2024 and 2023, in the amounts of $4,740, $4,506, and $3,670, respectively.

14.   SEGMENT INFORMATION

The Company operates a single segment advisory business that offers clients, including corporations, financial sponsors, governments and sovereign wealth funds, a range of products with expertise across all major industries in mergers and acquisitions, recapitalizations and restructurings, capital markets transactions, private fundraising and secondary transactions, and other corporate finance matters.

Prior to October 1, 2025, the Company's Chief Operating Decision Maker ("CODM") was Kenneth Moelis, Chief Executive Officer. As of October 1, 2025, Navid Mahmoodzadegan, Co-Founder and former Co-President, succeeded Kenneth Moelis as Chief Executive Officer and became the Company's CODM. The CODM is regularly provided, on a consolidated basis, the advisory segment's significant expenses, which are the same as those presented in the Company's consolidated statements of operations. The primary measure of the advisory segment's profit or loss regularly evaluated by the CODM is consolidated net income or net loss. The advisory segment's total assets are presented on the Company's consolidated statements of financial position and the segment's accounting policies are disclosed in Note 2: Summary of Significant Accounting Policies. Since the financial markets are global in nature, the CODM generally manages the business based on the operating results of the enterprise holistically, not by geographic region or product type. The information reviewed by the CODM is used to make strategic decisions about the Company's operations, growth strategies, and capital allocation.

Geographic Information

The following table disaggregates the revenues and assets based on the location of the office that generates the revenues or holds the assets, and therefore may not be reflective of the geography in which our clients are located. No client accounted for more than 10% of revenues for the years ended December 31, 2025, 2024 and 2023.

| | Year Ended December 31, | | |
	2025	2024	2023
Revenues:			
United States	$ 1,276,048	$ 979,899	$ 675,735
Europe	149,165	107,273	111,786
Rest of World	91,583	107,373	67,227
Total	$ 1,516,796	$ 1,194,545	$ 854,748

	December 31, 2025	December 31, 2024
Assets:		
United States	$ 1,433,317	$ 1,169,236
Europe	149,263	65,380
Rest of World	158,105	144,320
Total	$ 1,740,685	$ 1,378,936

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in these consolidated financial statements through the date of this report and has not identified any recordable or disclosable events not otherwise reported in these financial statements or the notes thereto other than the following. The Board of Directors of Moelis & Company has declared a dividend of $0.65 per share to be paid on March 26, 2026, to Class A common stockholders of record on February 17, 2026.

In February 2026, the Board of Directors authorized the repurchase of an additional $300,000 of shares of Class A common stock and/or Class A partnership units of Group LP with no expiration date. See Note 9 for more information on the share repurchase plan.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in rule 13a‑15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013). Based on this assessment, management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective at a reasonable assurance level.

The Company's independent registered public accounting firm has issued its written attestation report on the Company's internal control over financial reporting, as included in Part II, Item 8 of this Annual Report on Form 10-K and are incorporated herein by reference.

Changes in Internal Controls

No change in our internal control over financial reporting (as defined in Rule 13a‑15(f) and 15d‑15(f) of the Exchange Act) occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

Master Services Agreement

In April 2014, we entered into a Master Services Agreement with Moelis Asset Management LP, an entity controlled by our Executive Chairman, Kenneth Moelis, and certain of Moelis Asset Management LP's subsidiaries, which has been renewed annually through 2025. On February 26, 2026, we entered into a renewal of this agreement for a term of one year. The foregoing summary is not complete and is qualified in its entirety by reference to the renewal agreement, which is filed herewith as Exhibit 10.27.

Item 9C.   Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 of Form 10‑K will be included in our definitive proxy statement to be filed for our 2025 annual meeting of stockholders ("2026 Proxy Statement"), expected to be held in June 2026, and is incorporated herein by reference. The 2026 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this report relates. The Company has an insider trading policy governing the purchase, sale, and other disposition of our securities for all personnel, including directors, officers, employees, and other covered persons. We believe our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of our insider trading policy is incorporated by reference as Exhibit 19.1 to this Form 10-K.

Item 11. Executive Compensation

The information required by this Item 11 of Form 10‑K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Other than as set out below, the information required by this Item 12 of Form 10‑K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025 regarding securities issued under our Moelis & Company 2024 Omnibus Incentive Plan.

	Plan Category		Number of Shares to be Issued Upon Vesting of Outstanding Equity Compensation Awards	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected In First Column) (2)
Equity compensation plans approved by shareholders	2024 Omnibus Incentive Plan	(1)	11,606,724	11,051,011
Equity compensation plans not approved by shareholders	None		—	—
Total			11,606,724	11,051,011

(1) Our Moelis & Company 2024 Omnibus Incentive Plan ("2024 Plan") was approved by our security holders in June 2024. See "Note 8—Equity-Based Compensation" of the consolidated financial statements for a description of our Omnibus Incentive Plan.

(2) The 2024 Plan provides for the issuance of 15,000,000 shares plus any shares associated with awards granted under the Moelis & Company 2014 Omnibus Incentive Plan that are forfeited, canceled, or otherwise settled without the distribution of shares.

Item 13. Certain Relationship and Related Transactions, and Director Independence

The information required by this Item 13 of Form 10‑K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 14.   Principal Accounting Fees and Services

The information required by this Item 14 of Form 10‑K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

1.   Financial Statements

The consolidated financial statements required to be filed in the Form 10‑K are listed in Part II, Item 8 hereof.

2.   Financial Data Schedules

See "Index to Consolidated Financial Statements" in this Form 10‑K listed in Part II, Item 8 hereof.

3.   Exhibits

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8‑K filed with the SEC on April 22, 2014)
3.2	Amended and Restated Bylaws of Moelis & Company (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed with the SEC on February 23, 2022)
10.1**	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S‑1 (File No. 333‑200035) filed with the SEC on November 10, 2014)
10.2**	Moelis & Company 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 7, 2024)
10.3	Stockholders Agreement, dated April 15, 2014, by and between the Registrant and Moelis & Company Partner Holdings LP, Kenneth Moelis, The Moelis Irrevocable Trust and The Moelis Family Trust (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8‑K filed with the SEC on April 22, 2014)
10.4**	Statement of Terms and Conditions of the 2025 Incentive Restricted Stock Unit Award Granted in 2026 for Managing Directors
10.5**	Statement of Terms and Conditions of the 2025 Annual Restricted Stock Unit Award for Non-Employee Directors
10.6**	Statement of Terms and Conditions of the 2025 Elective Restricted Stock Unit Award for Non-Employee Directors
10.7**	Moelis & Company Group Employee Holdings LP Vesting Agreement
10.8**	Moelis & Company Group Employee Holdings LP Retention Award Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on February 10, 2025)
10.9	Amended and Restated Agreement of Limited Partnership, dated April 15, 2014, by and between the Registrant, Moelis & Company Group GP LLC and the other limited partners from time to time

party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8‑K filed with the SEC on April 22, 2014)

10.10	Second Amendment to the Amended and Restated Agreement of Limited Partnership of Moelis & Company Group LP, dated July 31, 2019 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on July 31, 2019)
10.11	Tax Receivable Agreement, dated April 15, 2014, by and among the Registrant, Moelis & Company Group LP and each of the Partners (as defined therein) (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8‑K filed with the SEC on April 22, 2014)
10.12	First Amendment to the Tax Receivable Agreement, dated December 18, 2023, by and among the Registrant, Moelis & Company Group LP and each of the Partners (as defined therein) (incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K Filed on February 23, 2023)
10.13	Trademark License Agreement, dated April 15, 2014, by and between Moelis & Company Group LP and Kenneth Moelis (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8‑K filed with the SEC on April 22, 2014)
10.14	Trademark License Agreement, dated April 15, 2014, by and between Moelis & Company Group LP and Moelis Asset Management LP (formerly Moelis & Company Holdings LP) (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8‑K filed with the SEC on April 22, 2014)
10.15**	Employment Agreement, dated April 15, 2014, by and among Kenneth Moelis, Moelis & Company Group LP and the Registrant (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8‑K filed with the SEC on April 22, 2014)
10.16**	Second Amendment to Employment Agreement, dated June 9, 2025, by and among Kenneth Moelis, Moelis & Company Group LP and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 9, 2025)
10.17**	Employment Agreement, dated June 9, 2025, by and among Navid Mahmoodzadegan, Moelis & Company Group LP and the Registrant (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on June 9, 2025)
10.18**	Employment Agreement, dated April 15, 2014, by and among Jeffrey Raich, Moelis & Company Group LP and the Registrant (incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8‑K filed with the SEC on April 22, 2014)
10.19	Aircraft Dry Lease, dated July 12, 2019, among Moelis & Company Manager LLC, Kenneth Moelis and the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10‑Q filed with the SEC on July 31, 2019)
10.20	Cost Sharing and Operating Agreement, dated July 12, 2019, among Kenneth Moelis and the Registrant (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10‑Q filed with the SEC on July 31, 2019)
10.21	Aircraft Dry Lease, dated May 27, 2025, by and between Moelis & Company Manager LLC, Kenneth Moelis, Brindle Capital, Inc., and the Registrant (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on July 25, 2025)
10.22	Cost Sharing and Operating Agreement, dated May 27, 2025, among Kenneth Moelis, Brindle Capital, Inc., and the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on July 25, 2025)
10.23	Employment Agreement, dated September 3, 2014, by and among Eric Cantor, Moelis & Company Group LP and the Registrant** (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10‑Q filed with the SEC on November 7, 2014)

10.24	Amendment, dated April 15, 2014, by and between the Registrant, Moelis & Company Group GP LLC and the other limited partners from time to time party thereto to the Amended and Restated Agreement of Limited Partnership of Moelis & Company Group LP (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10‑Q filed with the SEC on November 7, 2014)
10.25	Master Services Agreement dated February 22, 2024 by and between Moelis & Company Group LP, Moelis Asset Management LP and certain subsidiaries of Moelis Asset Management LP (incorporated by reference to Exhibit 10.23 to the Registrant's Annual Report on Form 10-K Filed on February 22, 2024)
10.26	Master Services Agreement dated February 27, 2025 by and between Moelis & Company Group LP, Moelis Asset Management LP and certain subsidiaries of Moelis Asset Management LP (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K filed with the SEC on February 27, 2025.)
10.27	Master Services Agreement dated February 26, 2026 by and between Moelis & Company Group LP, Moelis Asset Management LP and certain subsidiaries of Moelis Asset Management LP
10.28	Moelis & Company Clawback Policy (incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K filed with the SEC on February 22, 2024.)
10.29	Form of Moelis & Company Group Employee Holdings LP Performance-Based Vesting Agreement (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on June 9, 2025)
19.1	Moelis & Company Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K filed with the SEC on February 27, 2025.)
21.1	Subsidiaries of Registrant
23.1	Consent of Deloitte & Touche LLP (filed herewith)
24.1	Power of Attorney (included on signature page hereto)
31.1	Rule 13a‑14(a) Certification of Chief Executive Officer of the Registrant in accordance with Section 302 of the Sarbanes‑Oxley Act of 2002
31.2	Rule 13a‑14(a) Certification of Chief Financial Officer of the Registrant in accordance with Section 302 of the Sarbanes‑Oxley Act of 2002
32.1*	Section 1350 Certification of Chief Executive Officer of the Registrant in accordance with Section 906 of the Sarbanes‑Oxley Act of 2002
32.2*	Section 1350 Certification of Chief Financial Officer of the Registrant in accordance with Section 906 of the Sarbanes‑Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
104	Cover Page Interactive Data File (formatted as inline XBRL and contained Exhibit 101)

* Document has been furnished, is not deemed filed and is not to be incorporated by reference into any of the Registrant's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934 irrespective of any general incorporation language contained in any such filing.

** Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized this 26th day of February, 2026.

Moelis & Company

By: /s/ NAVID MAHMOODZADEGAN
Name: Navid Mahmoodzadegan
Title: *Chief Executive Officer*

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Navid Mahmoodzadegan, Katherine Pilcher Ciafone, Christopher Callesano and Osamu Watanabe, and each of them, his true and lawful attorneys‑in‑fact and agents, with full power to act separately and full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post‑effective amendments) to this Annual Report on Form 10‑K and all amendments thereto the Securities Exchange Act of 1934, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney‑in‑fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys‑in‑fact and agents or either of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, this Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ NAVID MAHMOODZADEGAN Navid Mahmoodzadegan	Chief Executive Officer (Principal Executive Officer) and Director	February 26, 2026
/s/ CHRISTOPHER CALLESANO Christopher Callesano	Chief Financial Officer (Principal Financial Officer)	February 26, 2026
/s/ NICK RIEHL Nick Riehl	Principal Accounting Officer	February 26, 2026
/s/ KENNETH MOELIS Kenneth Moelis	Executive Chairman	February 26, 2026
/s/ ERIC CANTOR Eric Cantor	Vice Chairman and Director	February 26, 2026
/s/ DR. LOUISE MIRRER Dr. Louise Mirrer	Director	February 26, 2026
/s/ KENNETH L. SHROPSHIRE Kenneth L. Shropshire	Director	February 26, 2026
/s/ LAILA WORRELL Laila Worrell	Director	February 26, 2026
/s/ THOROLD BARKER Thorold Barker	Director	February 26, 2026